4/8.

04030589

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cybird Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

FILE NO. 82- 5739 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

***INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:***

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 6/8/04

File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/investor/index.html

May 25, 2004

ARLS
3-31-04

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: 81-3-5785-6110

# Results of Operation (Consolidated)

## Annual and Fourth Quarter, Fiscal Year ended March 31, 2004

## 1. Business Overview

### 1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd., three consolidated subsidiaries (K Laboratory Co., Ltd., DMOVE Co., Ltd. and GiGAFLOPS Japan Inc.) Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones (including PHS) via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses and marketing solution services for the planning, development, and operation of mobile Internet sites, including customer support and other services. In compensation for these services, we receive consulting fees, planning/development/operating fees, and customer support fees and a share of revenue. We also conduct a mobile phone-based e-commerce business.

(3) International Business

We conduct Mobile Content, Marketing Solution and Technology-Related businesses abroad. Considering the business environments and risks in each particular country, we are now focusing on providing solution and content distribution services as main revenue sources in overseas countries.

(4) Technology-Related Business

K Laboratory Co., Ltd., a consolidated subsidiary of CYBIRD, researches and develops client-oriented software platforms and solutions for mobile phones. We also launched the software license business that uses the security technology as the base, based on the technology acquired through the development and operation of Java™ and BREW™ application for mobile.

### 1-2 Relations with Subsidiaries and Affiliates

CYBIRD develops content services utilizing applications developed by its subsidiary K Laboratory Co., Ltd. In addition, we are seeking cooperation with K Laboratory in working together: CYBIRD is responsible for the server side and overall controlling while K Laboratory is responsible for developing client applications.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

In April 2003, CYBIRD acquired GiGAFLOPS Japan Inc. and converted it to a wholly owned subsidiary. In collaboration with GiGAFLOPS, we are aiming to increase the number of content subscribers, through the use of GiGAFLOPS's application search services.

Additionally, effective March 30, 2004, Cybird Korea, Co., Ltd., a company accounted for by the equity method, decided to dissolve itself, and at April 30, 2004 was in the process of liquidation.

**CYBIRD Group Business Chart**


Consumers
Free/Chargeable Information Service
Subscription Fee After Deduction of Collection fee
Merchandise/Service
Payment
Application registration Searching service
Wireless Network Operators
Client Companies
Subscription Fee
Payment
Application Licensing, Development & Consulting
Payment
Motion Picture Production
Payment
Marketing Solution etc.
Application Development, Consulting & Advertisement
Payment
Payment
Free/Chargeable Information Service
Subsidiary
K Laboratory Co., Ltd.
Subsidiary
DMOVE Co., Ltd.
Subsidiary
GiGAFLOPS Japan Inc.
Application Licensing & Development & Consulting
Payment
Motion Picture Production
Payment
CYBIRD Co., Ltd.
Application Development
Development Fee
Content Information
Information Providing Fee
Affiliate accounted for by the equity method
Cybird Korea Co., Ltd
Information/Service/ Merchandise
Payment/Fee
Information Providers

Effective March 30, 2004, Cybird Korea, Co., Ltd., a company accounted for by the equity method, decided to dissolve itself, and at April 30, 2004 was in the process of liquidation.

**1-3 CYBIRD's Consolidated Companies (As of March 31, 2004)**

| Company | Location | Foundation | Principal Business | Paid-in Capital | Shares Issued | CYBIRD's Stake (%) |
|---|---|---|---|---|---|---|
| DMOVE Co., Ltd. | Shinagawa-ku, Tokyo | February, 2002 | Information Technology | ¥50 mil. | 1,000 | 52.50 |
| K Laboratory Co., Ltd. | Minato-ku, Tokyo | August, 2000 | Information Technology | ¥331 mil. | 7,100 | 59.25 |
| GiGAFLOPS Japan Inc. | Minato-ku, Tokyo | February, 2000 | Information Technology | ¥70 mil. | 1,150 | 100.00 |
| Cybird Korea Co., Ltd. | Seoul, Korea | August, 2000 | Information Technology | 1,200 mil.Won | 240,000 | 29.17 |

## 2. Business Policies

### 2-1 Business Principles/Missions

Considering the maximization of shareholders' value, we regard as our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selectivity and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Maximization of Synergies

### 2-2 Dividend Policy

We recognize returning profits to our shareholders to be a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥500 per share.

### 2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity and promoting the participation among broader range of investors, we regard as a basic policy to review time to time the stock unit adjustment. We carefully consider stock splits, taking into account our business performance, the liquidity, the stock prices and other factors.

### 2-4 Mid to Long-term Business Policy

(1) Focused Investment on Media Strategy Business

We began Media Strategy Business with the goal of combining the functions of mobile phones with other media.

As a special area of emphasis, we have positioned our "OnePush" service, a communication tool for the terrestrial digital broadcasting, as a strategic product, and are promoting its use in adding value to TV commercials, expanding the mobile phone content market by linking to TV programming, and developing mobile commerce TV shopping is made to apply to.

(2) Expanding Business Opportunities of Existing Businesses

1. Mobile Content Business

In response to the intensified competition, we are aiming to maintain and expand our market share by launching new content with strong brand power. At the same time, we are making a fundamental review of our cost structure to improve profitability.

2. Marketing Solution Business

Along with the growing rate of mobile phones, importance of one-to-one marketing utilizing mobile Internet attracts increasing attention from many companies. Consequently, we continuously focus on developing and offering marketing support services to corporate clients. In our E-commerce Business, we aim at the early establishment of a profitable base by concentrating on getting appealing products and developing effective business tie-ups.

3. International Business

In our international business, we aim at quick establishment of a profitable base by focusing on the content distribution services and on regions with high growth potentials.

4. Technology-Related and New Business Domains

We supply customers with leading-edge applications through our subsidiary K Laboratory. In conjunction with our R&D unit, the Strategic Technology Planning Department, we are also pursuing

R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we are researching compatibility with IC cards, RFID tag, Bluetooth™ protocol, and wireless LANs as well as interactive content for terrestrial digital broadcasting. Furthermore, we are formulating specifications for Internet applications of car navigation systems as a regular member of the InternetITS Consortium.

**2-5 Corporate Governance**

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have appointed outside directors and auditors and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

1) Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises eight directors including one outside director. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising the corporate officers meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

CYBIRD has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable us to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

We are establishing management functions that enables quick and appropriate decision-making by reviewing internal operation flow, besides forming various rules and regulations. The IR Committee considers measures to make our business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems and the Privacy Management Committee to protect customers information.

2) Vested Interests of Outside Directors and Auditors Due to Personal, Investment and Business Relationships

a) An outside director of CYBIRD, Fumio Nagase is also the president of IMAGICA, who holds a stake in, operates a joint content business with, and receives other outsourcing business from CYBIRD. However, as an individual, Fumio Nagase has no direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with CYBIRD.

(3) Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

(4) IR Committee

Guided by the IR Committee, which consists of key personnel from departments throughout CYBIRD and reports directly to the CEO, we are striving for gaining public understanding of our business, realizing a fair stock price, and increasing public awareness of the company. Based on the motto "Timely, Fair, Accurate and Proactive disclosure," we are working to improve the quality of our IR activities.

(5) Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The president is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark® for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

(6) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In the fiscal year ended March 2004, we have achieved a 2,156.26kg reduction of $CO_2$ (equivalent to saving 60.42 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

**2-6 Major Issues**

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Implementing measures and strategies to achieve sustainable growth and establishing a profitable business base.

We continue to optimize our business portfolio through our strategy of being focused and selective in business investment and development. In the Mobile Contents Business, we invest business resources in promising content with earning power to increase our market share and profitability.

In the Marketing Solution Business, we are targeting the greater profitability through the start-up of business alliances with media-related companies, particularly TV broadcasters, strengthening competitiveness in existing businesses.

In our International Business we are working for the early establishment of a business base.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies and strengthening risk control and compliance.

**2-7 Key Managerial Indicators**

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 20% and maximizing Economic Value Added (EVA®) in the mid and long term.

## 3. Financial Condition and Results of Operations

### 3-1 Mobile Internet Business Climate

(1) Japanese Market

The number of Mobile Phone Subscriptions

| | Mobile phones |
|---|---|
| **March 31, 2004** | **81.51 million** |

Source : The Telecommunications Carriers Association (TCA)

The number of Internet-enable Mobile Phone Subscriptions

| | Mobile phones |
|---|---|
| **March 31, 2004** | **69.73 million** |

Source : The Telecommunications Carriers Association (TCA)

The number of mobile phone subscriptions in Japan reached 81.51 million at the end of March 2004. Of this amount, the proportion of Internet-enabled handset accounts was 85.5%. The number of third generation (3G) mobile phone subscriptions at the end of March 2004 totaled 20.14 million exhibiting rapid growth. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥203.6 billion in the fiscal year ended March 2003, and could grow to ¥370.6 billion by 2008. Also, the mobile commerce market exceeded ¥321.0 billion in March 2003. The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (Java-enabled, camera equipped, IrDA, two dimensional bar code, fingerprint authentication, etc.).

(Source: The Telecommunications Carriers Association (TCA), Nomura Research Institute, Ltd and Electronic Commerce Promotion Council of Japan)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2002 is estimated to have been approximately 1.1 billion people, and is forecasted to jump to 1.6 billion by 2005. It is assumed that the number of mobile Internet users will grow as well. (Source: Nomura Securities Co., Ltd.)

### 3-2 Consolidated Business Results

**(Annual)** (Unit: Millions of yen, Round down)

| | Sales (mil. yen) | Ordinary Profit (mil. yen) | Net Income (mil. yen) | Earnings per Share* (yen) | ROE (Annualized, %) | EBITDA (mil. yen) |
|---|---|---|---|---|---|---|
| **FY ended March 31, 2004** | **10,713** | **596** | **199** | **3,080** | **3.4** | **939** |
| FY ended March 31, 2003 | 9,271 | 1,316 | 1,073 | 17,030 | 23.9 | 1,709 |
| Change | 1,442 | -720 | -873 | -13,950 | -20.5points | -770 |

* The two-for-one split was conducted on November 15,2002. In Earnings per Share for the FY ended March 2003, the above stock split was taken into account as if it occurred at the beginning of the period.

**(Quarter)** (Unit: Millions of yen, Round down)

| | Sale | Ordinary Profit | Net Income | Earnings per Share (yen) | ROE (Annualized, %) | EBITDA |
|---|---|---|---|---|---|---|
| **4th Quarter, FY ended March 31, 2004** | **3,087** | **429** | **203** | **3,015** | **12.7** | **505** |
| 4th Quarter, FY ended March 31, 2003 | 2,654 | 407 | 211 | 3,338 | 16.6 | 490 |
| Change | 432 | 21 | -7 | -323 | -4.0points | 14 |

### 3-3 Business Results by Operation

(1) Mobile Content Business

**(Annual)**

| | Sales (mil. yen) | % of Consolidated Sales (%) | Number of Content Services | Number of New Content Services | Number of Terminated Content Services | Number of Subscribers (thousand people) |
|---|---|---|---|---|---|---|
| **FY ended March 31, 2004** | **7,179** | **67.0%** | **96** | **21** | **6** | **3,457** |
| FY ended March 31, 2003 | 7,074 | 76.3% | 81 | 23 | 15 | 3,421 |
| Change | 105 | -9.3points | 15 | -2 | -9 | 36 |

**(Quarter)**

| | Sales (mil. yen) | % of Consolidated Sales (%) | Number of Content Services | Number of New Content Services | Number of Terminated Content Services | Number of Subscribers (thousand people) |
|---|---|---|---|---|---|---|
| **4th Quarter, FY ended March 31, 2004** | **1,933** | **62.6%** | **96** | **4** | **5** | **3,457** |
| 4th Quarter, FY ended March 31, 2003 | 1,786 | 67.3% | 81 | 8 | 13 | 3,421 |
| Change | 147 | -4.7points | 15 | -4 | -8 | 36 |

During the fiscal year ended March 2004, we started new 21 contents and eliminated 6 from profitability perspective. Thanks to growth in sales of new content, net sales amounted to ¥7,179 million, up ¥105 million compared with the previous fiscal year. Net sales for the fourth quarter amounted to ¥1,933 million, expanding ¥147 million from the same period in the prior year as well as ¥138 million from the previous quarter.

Change in the Number of Domestic Content Services



81
83
86
97
96
100
80
60
40
20
0
1
21
24
35
1
21
25
36
1
21
27
37
1
25
31
40
0
25
33
38
Mar-03
June-03
Sep-03
Dec-03
Mar-04
DDI Pocket
Vodafone
KDDI
NTT DoCoMo

Breakdown of our content services

| Java -enabled Content Services | | | Motion Picture Content Services | |
|---|---|---|---|---|
| i-appli (NTT DoCoMo) | ezplus (KDDI) | V-appli (Vodafone) | i-motion (NTT DoCoMo) | ezmovie (KDDI) |
| 23 | 7 | 6 | 3 | 4 |

Sales composition ratio per Wireless Network Operator

| | **FY ended March 31, 2004** | FY ended March 31, 2003 |
|---|---|---|
| NTT DoCoMo | **61.8%** | 59.7% |
| KDDI | **17.5%** | 17.6% |
| Vodafone | **20.6%** | 22.3% |
| DDI POCKET | **0.1%** | 0.4% |

(2) Marketing Solution Business

**(Annual)**

| | Sales (mil. of yen) | % of Consolidated Sales (%, points) |
|---|---|---|
| **FY ended March 31, 2004** | **2,319** | **21.7%** |
| FY ended March 31, 2003 | 1,604 | 17.3% |
| Change | 715 | 4.4points |

**(Quarter)**

| | Sales (mil. of yen) | % of Consolidated Sales (%, points) |
|---|---|---|
| **4th Quarter, FY ended March 31, 2004** | **734** | **23.8%** |
| 4th Quarter, FY ended March 31, 2003 | 570 | 21.5% |
| Change | 164 | 2.3points |

Marketing Solution net sales for the fiscal year under review surged ¥715 million compared with the previous fiscal year, to ¥2,319 million. This growth resulted from increases in operation services for the IP content services of other companies, revenue sharing, and commissioned development of media-related business particularly for TV broadcasters. The e-commerce business continued its upward trend. Marketing Solution sales as a percentage of overall CYBIRD net sales rose 4.4 percentage points, to 21.7%.

Marketing Solution 4th quarter net sales jumped ¥164 million compared with the same period in the prior year, to ¥734 million as well as ¥120 million compared with the 3rd quarter.

(3) International Business

**(Annual)**

| | Sales (mil. of yen) | % of Consolidated Sales (%, points) |
|---|---|---|
| **FY ended March 31, 2004** | **45** | **0.4%** |
| FY ended March 31, 2003 | 48 | 0.5% |
| Change | -3 | -0.1points |

**(Quarter)**

| | Sales (mil. of yen) | % of Consolidated Sales (%, points) |
|---|---|---|
| **4th Quarter, FY ended March 31, 2004** | **9** | **0.3%** |
| 4th Quarter, FY ended March 31, 2003 | 30 | 1.1% |
| Change | -20 | -0.8points |

Net sales of the International Business for the fiscal year amounted to ¥45 million, declining ¥3 million from the previous fiscal year. Revenues continued to flow in from the transmission of i-mode content services in the various regions of Europe and commissioned development work in China has grown into a major source of revenues. Nevertheless, net sales fell because of the division's exit from unprofitable markets and delays in establishing a profitable business base.

Net sales of the International Business in the 4th quarter amounted to ¥9 million, falling ¥20 million from the same period in the previous fiscal year and down by ¥7 million from the previous quarter.

(4) Technology-Related Business (K Laboratory Co., Ltd.)

**(Annual)**

| | Sales (mil. of yen) | % of Consolidated Sales (%, points) |
|---|---|---|
| **FY ended March 31, 2004** | **1,169** | **10.9%** |
| FY ended March 31, 2003 | 543 | 5.9% |
| Change | 625 | 5.0points |

**(Quarter)**

| | Sales (mil. of yen) | % of Consolidated Sales (%, points) |
|---|---|---|
| **4th Quarter, FY ended March 31, 2004** | **410** | **13.3%** |
| 4th Quarter, FY ended March 31, 2003 | 268 | 10.1% |
| Change | 142 | 3.2points |

Fiscal net sales climbed ¥625 million, to ¥1,169 million (¥1,433 million before inter-company eliminations). Each of the business contributed to sales growth, with substantial sales growth resulted from large increases in the commissioned development projects for Java™ applications and in revenue sharing with corporate clients. Technology-Related Business sales accounted for 10.9% of overall CYBIRD net sales, an increase of 5.0 percentage points from the previous fiscal year.

During the 4th quarter, sales advanced ¥142 million from the same period in the previous fiscal year to ¥410 million (¥470 million before inter-company eliminations) and increased ¥186 million compared with the previous quarter.

### 3-4 Consolidated Income Statement

(1) Net Sales

Consolidated net sales increased ¥1,442 million, or 15.6% compared with the previous fiscal year, to ¥10,713 million, supported by sales growth of our Mobile Content, Marketing Solution, and Technology-Related businesses.

For the fourth quarter, consolidated net sales amounted to ¥3,087 million, up ¥432 million, or 16.3%, compared with the same period in the previous fiscal year, and up ¥438 million, or 16.5% compared with the previous quarter. Consolidated sales growth was principally thanks to sales expansion in the Mobile Content, Marketing Solution and Technology-Related businesses.

(2) Cost of Sales

Cost of sales for the fiscal year was ¥5,779 million, advancing ¥1,405million, or 32.1% from the previous fiscal year due to increased expenses related to the start-up of the Media Development Business and the cost of strengthening content business competitiveness. The gross profit margin was 46.1%, declining 6.8 percentage points from the previous fiscal year. Cost of sales for the fourth quarter was ¥1,723 million, climbing ¥470 million, or 37.6%, from the same period in the previous fiscal year and ¥324 million, or 23.2%, from the previous quarter. The gross profit margin for the fourth quarter was 44.2%.

(3) Sales, General and Administrative Expenses

**(Annual)** (Unit: Millions of yen, Round down)

| | **FY ended March 31, 2004** | FY ended March 31, 2003 | Change | |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | % |
| Personnel Expenses | **1,340** | 1,062 | 277 | 26.1 |
| Advertisement Expenses | **469** | 330 | 138 | 42.0 |
| Research and Development Expenses | **570** | 503 | 66 | 13.2 |
| Commission Paid | **1,272** | 1,052 | 220 | 20.9 |
| Others | **687** | 624 | 63 | 10.1 |
| Total | **4,339** | 3,573 | 766 | 21.4 |

**(Quarter)** (Unit: Millions of yen, Round down)

| | **4th Quarter, FY ended March 31, 2004** | 4th Quarter, FY ended March 31, 2003 | Change | |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | % |
| Personnel Expenses | **332** | 287 | 44 | 15.4 |
| Advertisement Expenses | **51** | 104 | -53 | -51.0 |
| Research and Development Expenses | **129** | 157 | -27 | -17.8 |
| Commission Paid | **312** | 276 | 36 | 13.2 |
| Others | **120** | 165 | -44 | -27.1 |
| Total | **945** | 991 | -45 | -4.6 |

The major contributors to SG&A costs were as follows

- Growth in personnel expenses in line with the start-up of the Media Development Business and the expansion of K-Laboratory business.
- Increase in advertisement cost targeting to obtain new content subscribers.
- Increase in expenses related to recruiting, overseas business, obtaining Privacy Mark® certification and outsourcing fee for strengthening administrative sections.

(4) Operating Income and Ordinary Profit

Operating income for the fiscal year amounted to ¥594 million, down ¥729 million, or 55.1%, compared with the previous fiscal year. Ordinary income decreased ¥720 million, or 54.7% compared with the previous fiscal year, to ¥596 million. The decrease was mainly because worsened equity loss of subsidiaries accounted for by the equity method in non-operating expense surpassed the amounts of adding subsidy to non-operating income. For the fourth quarter, ordinary income amounted to ¥429 million, up ¥21 million compared with the same period in the previous fiscal year, and up ¥290 million compared with the previous quarter.

(5) Net Income

The extraordinary gain takes in the gain on sale of the stock of a subsidiary while the major extraordinary loss includes the cost of office relocation, the provision for doubtful account accompanying liquidation of a company accounted for by the equity method, investment security appraisal loss as well as loss from software revaluation. Consolidated net income for the fiscal year was ¥199 million, a decrease of ¥873 million, or 81.4% from the previous year. This net income eliminated the accumulated losses of the Company on a consolidated basis.

For the fourth quarter, the extraordinary gain takes in the gain on sale of the stock of a subsidiary as mentioned above while the major extraordinary loss includes the provision for doubtful account accompanying liquidation of a company accounted for by the equity method, investment security appraisal loss as well as loss from software revaluation. Net income for the fourth quarter amounted to ¥203 million, down by ¥7 million compared with the same period in the previous fiscal year, and up by ¥148 million compared with the previous quarter.

### 3-5 Consolidated Balance Sheet

As of March 2004, total assets amounted to ¥8,465 million, an increase of ¥1,351 million or 19.0% from the previous year. Total liabilities were ¥1,759 million, a decrease of ¥95 million or 5.1% from the previous year. Shareholders' equity was ¥6,546 million, an increase of ¥1,342 million or 25.8% from the previous year.

Main points regarding the balance sheet for the period under review;

- Elimination of accumulated consolidated loss based on posting of net profit.
- Increase in current asset (cash and cash equivalent) and shareholders' equity accompanying the third party allocation of shares.

| | **FY ended March 31, 2004** | FY ended March 31, 2003 |
|---|---|---|
| Equity ratio (%) | **77.3** | 73.1 |
| Equity ratio on a market value basis (%) | **342.3** | 243.8 |
| Debt Redemption (years) | **0.9** | 0.2 |
| Interest Coverage Ratio (times) | **62.9** | 151.8 |

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in this quarter.

2) Operating cash flow is used in the calculation of debt redemption and interest coverage ratio. "interest-bearing debt" includes all balance sheet debt with interest payments.

### 3-6 Consolidated Cash Flow Statement

At the end of the fiscal year, cash and cash equivalents totaled ¥3,182 million, increasing ¥468 million, or 17.2%, from the same period in the previous fiscal year.

### 3-7 Earning Forecasts

While in the mobile content business the market environment is to become severer, the sales is planned to grow steadily through continuing cost control and attractive new content supply. As for marketing solution business, sales is expected to increase in operation services for the IP content services of other companies, revenue sharing and commissioned development. The Company will intensively invest capital in the media-related business because the market expansion is very likely expected. Technology-Related Business (K Laboratory Co., Ltd.) is also believed to continue strong through strengthening technology development. In our International Business, we are working for the early establishment of a business base by focusing operating resources on profitable markets.

In conclusion we forecast the consolidated sales for the fiscal year ended March, 2005 of ¥12,500 million, ordinary profit of ¥700 million and net income of ¥350 million. For non-consolidated earnings forecast, the sales amounts to ¥10,500 million, while ordinary profit and net income result in ¥500 million and ¥300 million respectively.

We plan to issue an annual cash dividend of ¥500 per share with the stable dividend being our basic policy.

Consolidated Earnings Forecast (Unit: Millions of yen)

| | Sales | Ordinary Profit | Net Income |
|---|---|---|---|
| FY ending March, 2005 | 12,500 | 700 | 350 |

Non-consolidated Earnings Forecast (Unit: Millions of yen)

| | Sales | Ordinary Profit | Net Income |
|---|---|---|---|
| FY ending March, 2005 | 10,500 | 500 | 300 |

The above-mentioned earnings forecasts for FY ending March, 2005 are premised on information available on the announcement date, and on the assumption regarding the future results of operation. Actual results may be affected by various factors.

## 4. Capital Appropriation and Expenditure Plan

### 4-1 Major Capital Appropriation

During FY ended March, 2004, the Company invested ¥432 million in content software development, ¥469 million in advertising and general publicity, and ¥570 million in research and development.

### 4-2 Major Capital Expenditure Plan

For FY ending March, 2005, the Company plans to spend their capital for content software development (¥450 million), advertising and general publicity (¥440 million), and in research and development (¥682 million). Moreover, additional capital is injected to strengthen customer support division.

In new business development, as part of efforts to develop the Media Development Business, the Company plans to make a full-fledged drive to invest capital for in OnePush project, aiming to launch the service during the current fiscal year.

## 5. Consolidated Financial Statements

### 5-1 Consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

| | March 31, 2004 | | March 31, 2003 | | Changes | |
|---|---|---|---|---|---|---|
| | thousands of yen | % | thousands of yen | % | thousands of yen | % |
| **Assets** | | | | | | |
| **Current Assets** | | | | | | |
| Cash and cash equivalents | 3,182,036 | | 2,713,947 | | | |
| Bills and accounts receivable | 2,851,467 | | 2,480,990 | | | |
| Inventories | 18,677 | | 55,506 | | | |
| Deferred tax | 134,266 | | 156,735 | | | |
| Others | 155,702 | | 172,765 | | | |
| Allowance for doubtful accounts | (29,577) | | (32,050) | | | |
| Total current assets | 6,312,573 | 74.6 | 5,547,894 | 78.0 | 764,678 | 13.8 |
| **Property and equipments** | | | | | | |
| Tangible fixed assets: | 288,976 | 3.4 | 123,475 | 1.7 | 165,500 | 134.0 |
| Intangible fixed assets: | | | | | | |
| Software | 492,019 | | 442,524 | | | |
| Software in progress | 42,877 | | 9,253 | | | |
| Conso. adjustment accounts | 28,498 | | — | | | |
| Others | 1,960 | | 1,499 | | | |
| Total intangible assets | 565,356 | 6.7 | 453,277 | 6.4 | 112,078 | 24.7 |
| Investments and Other Assets: | | | | | | |
| Investment securities | 323,333 | | 464,751 | | | |
| Long-term loan | 53,250 | | — | | | |
| Deferred tax | 296,034 | | 178,411 | | | |
| Deposit with landlord | 480,572 | | 315,780 | | | |
| Others | 214,519 | | 30,321 | | | |
| Allowance for doubtful accounts | (69,339) | | — | | | |
| Total investments and other assets | 1,298,370 | 15.3 | 989,264 | 13.9 | 309,106 | 31.2 |
| Total property and equipment | 2,152,703 | 25.4 | 1,566,017 | 22.0 | 586,685 | 37.5 |
| **Total** | 8,465,276 | 100.0 | 7,113,912 | 100.0 | 1,351,364 | 19.0 |

(Unit: Thousands of yen, Round down)

| | March 31, 2004 | | March 31,2003 | | Change | |
|---|---|---|---|---|---|---|
| | thousands of yen | % | thousands of yen | % | thousands of yen | % |
| **Liabilities** | | | | | | |
| **Current liabilities:** | | | | | | |
| Accounts payable | 733,972 | | 439,859 | | | |
| Short-term debt | 181,384 | | 271,000 | | | |
| Accrued expenses | 340,485 | | 407,152 | | | |
| Accrued income taxes | 137,601 | | 522,300 | | | |
| Accrued consumption taxes | 40,423 | | 93,778 | | | |
| Bonus payment reserve | 166,060 | | 89,591 | | | |
| Others | 64,952 | | 31,317 | | | |
| Total current liabilities | 1,664,879 | 19.7 | 1,854,999 | 26.1 | (190,120) | (10.3) |
| **Long-term liabilities** | | | | | | |
| Total long-term debt | 94,940 | | — | | | |
| Total long-term liabilities | 94,940 | 1.1 | — | — | 94,940 | — |
| Total | 1,759,819 | 20.8 | 1,854,999 | 26.1 | (95,180) | (5.1) |
| **Minority interests** | | | | | | |
| Minority interests | 158,505 | 1.9 | 54,199 | 0.8 | 104,305 | 192.5 |
| **Shareholders' Equity** | | | | | | |
| **I Common Stock** | 3,156,427 | 37.3 | 2,585,417 | 36.3 | 571,010 | 22.1 |
| **II Additional paid-in capital** | 3,213,123 | 37.9 | 2,642,116 | 37.1 | 571,006 | 21.6 |
| **III Retained earnings** | 177,400 | 2.1 | (22,116) | (0.3) | 199,516 | — |
| **IV Foreign currency transaction adjustment** | — | — | (705) | (0.0) | 705 | — |
| Total shareholders' equity | 6,546,951 | 77.3 | 5,204,712 | 73.1 | 1,342,239 | 25.8 |
| **Total** | 8,465,276 | 100.0 | 7,113,912 | 100.0 | 1,351,364 | 19.0 |

## 5-2 Consolidated Income Statements

(Unit: Thousands of yen, Round down)

| | FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004) | | FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003) | | Change | |
|---|---|---|---|---|---|---|
| | thousands of yen | % | thousands of yen | % | thousands of yen | % |
| Net Sales | 10,713,971 | 100.0 | 9,271,276 | 100.0 | 1,442,695 | 15.6 |
| Cost of Sales | 5,779,444 | 53.9 | 4,373,469 | 47.2 | 1,405,975 | 32.1 |
| **Gross Profit** | 4,934,526 | 46.1 | 4,897,806 | 52.8 | 36,719 | 0.8 |
| Selling, General and Administrative Expenses | 4,339,966 | 40.6 | 3,573,757 | 38.5 | 766,209 | 21.4 |
| **Operating Income** | 594,559 | 5.5 | 1,324,049 | 14.3 | (729,489) | (55.1) |
| Nonoperating Income | 27,038 | 0.3 | 3,882 | 0.0 | 23,155 | 596.4 |
| Interest income | 1,855 | | 822 | | | |
| Dividend earned | 4,200 | | — | | | |
| Grant money | 17,594 | | 2,278 | | | |
| Others | 3,389 | | 781 | | | |
| Non-operating Expenses | 25,167 | 0.2 | 10,967 | 0.1 | 14,200 | 129.5 |
| Interest expenses | 5,438 | | 7,556 | | | |
| Share issue expense | 6,132 | | — | | | |
| Equity in net losses of an affiliate | 12,248 | | 2,174 | | | |
| Others | 1,348 | | 1,235 | | | |
| **Ordinary Profits** | 596,430 | 5.6 | 1,316,964 | 14.2 | (720,534) | (54.7) |
| Extraordinary Gain | 89,703 | 0.8 | 29,228 | 0.3 | 60,474 | 206.9 |
| Profit on sale of investment securities | 89,703 | | 9,360 | | | |
| Cash surrender value of board member's insurance | — | | 19,868 | | | |
| Extraordinary Loss | 374,454 | 3.5 | 75,457 | 0.8 | 298,997 | 396.2 |
| Loss on sales of tangible fixed assets | 8,402 | | — | | | |
| Retirement loss of investment securities | — | | 999 | | | |
| Appraisal loss on investment securities | 126,666 | | — | | | |
| Impairment loss on software | 48,401 | | 54,619 | | | |
| Fee of cancellation lease agreement before maturity | 10,905 | | 17,939 | | | |
| Loss on change in stake in subsidiary | 223 | | 1,899 | | | |
| Loss on office relocation | 110,516 | | — | | | |
| Allowance for doubtful accounts | 69,339 | | — | | | |
| **Income(loss) Before Income Taxes and minority interests** | 311,678 | 2.9 | 1,270,735 | 13.7 | (959,057) | (75.5) |
| Income Taxes | 140,791 | 1.3 | 522,631 | 5.6 | (381,839) | (73.1) |
| Income Taxes in prior years | 27,703 | 0.2 | — | — | 27,703 | — |
| Deferred Taxes | (95,153) | (0.9) | (335,147) | (3.6) | 239,993 | — |
| Minority Interests | 38,820 | 0.4 | 10,234 | 0.1 | 28,585 | 279.3 |
| **Net Income (Loss)** | 199,516 | 1.9 | 1,073,016 | 11.6 | (873,500) | (81.4) |

**Sales by Operation**

(Unit: Thousands of yen, Round down)

| | **FY ended March 31, 2004** (From April 1, 2003 To March 31, 2004) | | FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003) | | Change | |
|---|---|---|---|---|---|---|
| | thousands of yen | % | thousands of yen | % | thousands of yen | % |
| Mobile Content Business | 7,179,970 | 67.0 | 7,074,602 | 76.3 | 105,368 | 1.5 |
| Marketing Solution Business | 2,319,123 | 21.7 | 1,604,093 | 17.3 | 715,030 | 44.6 |
| International Business | 45,580 | 0.4 | 48,599 | 0.5 | (3,018) | (6.2) |
| Technology-Related Business | 1,169,296 | 10.9 | 543,980 | 5.9 | 625,315 | 115.0 |
| Total | 10,713,971 | 100.0 | 9,271,276 | 100.0 | 1,442,695 | 15.6 |

Note) 1. Consumption tax is not included in the sum mentioned above.
2. "Technology-Related Business" is mainly the business of K Laboratory Co., Ltd.

## 5-3 Consolidated Statement of Shareholders' Equity

(Unit: Thousands of yen, Round down)

| | FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004) | | FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003) | |
|---|---|---|---|---|
| | thousands of yen | | thousands of yen | |
| **Additional paid-in capital:** | | | | |
| I **Balance at the beginning of period** | | 2,642,116 | | |
| Balance at the beginning of period | | | 2,465,200 | 2,465,200 |
| II **Increase in additional paid-in capital** | | | | |
| Increase due to share issuance | 571,006 | 571,006 | 176,916 | 176,916 |
| III **Balance at the end of period** | | 3,213,123 | | 2,642,116 |
| **Retained earnings:** | | | | |
| I **Balance at the beginning of period** | | (22,116) | | |
| Balance at the beginning of period | | | (1,095,133) | (1,095,133) |
| II **Increase in retained earnings** | | | | |
| Net income | 199,516 | 199,516 | 1,073,016 | 1,073,016 |
| III **Balance at the end of period** | | 177,400 | | (22,116) |

## 5-4 Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

| | FY ended March 31, 2004 (From April 1, 2003 To March 31, 2004) | FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003) |
|---|---|---|
| **Operating activities:** | | |
| Income before income taxes and minority interest | 311,678 | 1,270,735 |
| Depreciation and amortization | 344,878 | 385,826 |
| Write-down of consolidation adjustment account | 14,249 | – |
| Increase (decrease) in bonus payment reserve | 74,129 | 47,203 |
| Increase (decrease) in allowance for doubtful accounts | 66,815 | (4,108) |
| Interests and dividend earned | (6,055) | (876) |
| Interest expenses | 5,438 | 7,556 |
| Equity in net losses of an affiliate | 12,248 | 2,174 |
| Gain on sales of investment securities | (89,703) | (8,361) |
| Appraisal loss on investment securities | 126,666 | – |
| Gain on change of equity | 223 | 1,899 |
| Impairment of software | 48,401 | 54,619 |
| (Increase) decrease in accounts receivable | (331,678) | (465,582) |
| (Increase) decrease in inventories | 44,065 | (14,975) |
| Increase (decrease) in accounts payable | 309,978 | 109,285 |
| Increase (decrease) in accrued expenses | (120,884) | (57,230) |
| Others | 55,139 | (77,941) |
| Total | 865,591 | 1,250,227 |
| Interests and dividends received | 6,055 | 1,198 |
| Interest paid | (4,985) | (8,166) |
| Income tax paid | (553,194) | (3,223) |
| **Cash flow from operating activities** | 313,467 | 1,240,035 |
| **Investing activities:** | | |
| Expenditures for property and equipment | (244,220) | (34,276) |
| Expenditures for intangible fixed assets | (440,696) | (345,514) |
| Expenditures for investment securities | – | (450,000) |
| Proceeds from investment securities | 108,000 | 25,111 |
| Expenditures for subsidiary stocks | (62,101) | – |
| Expenditures for lending | (95,000) | – |
| Expenditures for deposits with landlord | (471,915) | (63,125) |
| Proceeds from restitution of deposit with landlord | 212,514 | – |
| Others | (20,232) | (18,318) |
| **Cash flow from investing activities** | (1,013,652) | (886,123) |
| **Financing activities:** | | |
| Proceeds from short-term debt | 525,000 | 300,000 |
| Expenditures for repayment of short-term debt | (662,400) | (329,000) |
| Proceeds from long-term debt | 140,000 | – |
| Expenditures for repayments of long-term debt | (6,444) | – |
| Expenditures for repayment of long-term amortization payment | (17,575) | (40,923) |
| Proceeds from issuance of new shares | 1,142,016 | 353,834 |
| Proceeds from subscription for stock by minority shareholders | 46,965 | 14,250 |
| **Cash flow from financing activities** | 1,167,562 | 298,160 |
| **Foreign currency translation adjustment** | 711 | (816) |
| **Net increase in cash and cash equivalents** | 468,088 | 651,256 |
| **Net increase in cash and cash equivalents at the beginning of period** | 2,713,947 | 2,062,691 |
| **Cash and cash equivalents at the end of period** | 3,182,036 | 2,713,947 |

**Notes to Consolidated Financial Statements**

| | |
|---|---|
| 1. Basis of Consolidation | (1) Number of Consolidated Company: 3<br>K Laboratory Co., Ltd.<br>DMOVE Co., Ltd.<br>GiGAFLOPS Japan Inc.<br>GiGAFLOPS became a subsidiary based on the acquisition of shares by CYBIRD at the beginning of the first quarter and is being included as a consolidated subsidiary from the first quarter.<br><br>(2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries. |
| 2. Equity Method | (1) CYBIRD has no unconsolidated subsidiaries that are accounted for by the equity method.<br>(2) Number of associated companies accounted for by equity method: 1 (one)<br>(3) Name of the associated company accounted for by equity method: Cybird Korea Co., Ltd.<br>(4) CYBIRD has no unconsolidated subsidiaries or affiliates that are not accounted for by the equity method.<br>(5) To the company that has different account date, CYBIRD uses their quarterly financial statements in preparing for CYBIRD's consolidated statements. |
| 3. Account date of Consolidated Subsidiaries | Accounting periods for consolidated subsidiaries are consistent with those of CYBIRD. |
| 4. Summary of Accounting Policies<br><br>(1) Significant Asset Valuation Standards and Methods | a. Securities<br>Investment Securities<br>Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.<br>Non-marketable securities: stated at cost determined by the moving-average method.<br>b. Inventories<br>- Merchandise<br>Valuation at cost by the moving-average cost method<br>- Work in Process<br>Valuation at cost by the identified cost method |
| (2) Depreciation Method for Depreciable Asset | a. Tangible Fixed Asset<br>Valuation at cost by declining balance method; however straight-line method is applied to leasehold improvements (excluding furniture and fixtures).<br>Useful lives : Leasehold improvements 8 to 50 years<br>Furniture and fixtures 5 to 6 years<br>b. Intangible Fixed Asset<br>Software (in-house use).<br>Valued at the straight-line method, based on a useful life of 3 years. |
| (3) Accounting Methods for Deferred Assets | a. New share issuing expenses<br>All new share issuing expenses are expensed at time of disbursement. |

| | |
|---|---|
| (4) Allowance or Reserve | a. Allowance for Doubtful Accounts<br><br>The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.<br><br>b. Bonus Payment Reserve<br><br>Of the bonus forecast for the fiscal year ended March 2005, the bonus payment reserve is stated in amounts considered to be allocated to the fiscal year ended March 2004. |
| (5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen | Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss. The assets and liabilities of companies accounted for by the equity method are converted to Japanese yen at the spot exchange rate on the accounting settlement date of the accounting period corresponding to that of the parent company while income and expenses of said companies for the same period are converted into Japanese yen using the average exchange rate for the period, and differences are booked to the translation account under shareholders' equity on the consolidated balance sheet. |
| (6)Leases | With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions. |
| (7) Method of Hedge Accounting | a. Method of Hedge Accounting<br><br>We have entered into special treatment for interest rate swaps.<br><br>b. Hedge Method and Hedge Target<br><br>Hedge Method: Interest rate swap<br><br>Hedge Target: debt<br><br>c. Hedge Policy<br><br>We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk.<br><br>d. Method to Measure Hedge Effectiveness<br><br>We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment. |
| (8) Others | Method of accounting for consumption taxes<br>Exclusion method is employed. |
| 5. Consolidated Assets and Liabilities Valuation | Mark-to-market. |
| 6. Consolidated Adjustment Account Amortization | Equal amortization based on a useful life of 3 years. |
| 7. Distribution of Net Profit | Figures are calculated based on the fixed profit distribution during the fiscal year. |
| 8. Cash and Cash Equivalents in Consolidated Cash Flow Statements | Cash (cash and cash equivalents) in the consolidated cash flow statements consists of cash on hand and bank deposits. |

## Modification of Accounts

| March 31, 2004 | March 31, 2003 |
|---|---|
| (Consolidated Profit & Loss Statements)<br>'New share issuing expense' was included in 'others' until the previous fiscal year, this fiscal year the account is independently shown since the amounts under the account exceeds 10/100 of the total non-operating expenses.<br>'New share issuing expense' included in 'others' in the previous fiscal year amounts to ¥512 thousand. | — |

## Notes for Consolidated Balance Sheet

(millions of yen: round down)

| | March 31, 2004 | | March 31, 2003 | |
|---|---|---|---|---|
| 1. Accumulated depreciation of tangible fixed assets | | 133 | | 122 |
| 2. Investment in affiliates | | — | Investment securities | 8 |
| 3. Number of shares issued and outstanding | Common Stock | 67,692 | Common Stock | 63,519 |

## Notes for Consolidated Income Statements

(millions of yen: round down)

| | FY ended March 31, 2004<br>(from April 1, 2003 to March 31, 2004) | | FY ended March 31, 2003<br>(from April 1, 2002 to March 31, 2003) | |
|---|---|---|---|---|
| 1. Selling, general and administrative expenses | Advertisement & general publicity expenses | 469 | Advertisement & general publicity expenses | 330 |
| | Allowance for doubtful accounts | 29 | Allowance for doubtful accounts | 32 |
| | Compensation paid to directors and statutory auditors | 319 | Compensation paid to directors and statutory auditors | 270 |
| | Employees' salaries | 818 | Employees' salaries | 643 |
| | Welfare expenses | 129 | Welfare expenses | 112 |
| | Charge in bonus payment reserve | 73 | Charge in bonus payment reserve | 36 |
| | Traveling and transportation expenses | 104 | Traveling and transportation expenses | 78 |
| | Research and development costs | 570 | Research and development costs | 503 |
| | Charge and commission | 1,272 | Charge and commission | 1,052 |
| 2. Total research and development | | 570 | | 503 |
| 3. Extraordinary loss | (Office relocation) | | — | |
| | Loss on retirement of building | 49 | | |
| | Loss on retirement of equipment | 3 | | |
| | Renovation expense | 37 | | |
| | Lease cancellation | 10 | | |
| | Moving cost | 8 | | |
| | Others | 1 | | |
| | (Provision of allowance for doubtful accounts) | | | |
| | Bankruptcy recovery account | 69 | | |

**Notes for Consolidated Cash Flow Statements**

(Millions of yen: round down)

| | FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004) | | FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003) | |
|---|---|---|---|---|
| 1. Relationship between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets | Cash and cash equivalent accounts | 3,182 | Cash and cash equivalent accounts | 2,713 |
| | Cash and cash equivalents | 3,182 | Cash and cash equivalents | 2,713 |

**Lease related**

(Round down)

| | FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004) | FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003) |
|---|---|---|
| Finance lease transactions, with which the ownership is not transferred to the lessee<br>1.Pro forma Acquisition cost, Accumulated depreciation and equivalent balance of the leased property | (millions of yen) — see table below | (millions of yen) — see table below |
| 2.Pro forma equivalent balance of unexpired lease expenses | Due within 1 year 178 million yen<br>Due after 1 year 289 million yen<br>Total 468 million yen | Due within 1 year 196 million yen<br>Due after 1 year 151 million yen<br>Total 348 million yen |
| 3.Lease expenses, pro forma equivalent depreciation and interest expense | Lease expenses 225 million yen<br>Depreciation expenses 211 million yen<br>Interest expenses 23 million yen | Lease expenses 223 million yen<br>Depreciation expenses 206 million yen<br>Interest expenses 20 million yen |
| 4.Computation method for pro forma equivalent deprecation | Straight-line method.<br>Lease period is the useful life of the asset, and scrap value is zero. | Same as on left |
| 5. Computation method for pro forma equivalent interest | Interest method.<br>Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value. | Same as on left |

FY ended March 31, 2004 (millions of yen)

| | Acquisition cost | Accumulated depreciation | Balance |
|---|---|---|---|
| Building | 0 | 0 | 0 |
| Equipments | 848 | 421 | 427 |
| Software | 29 | 11 | 17 |
| Total | 877 | 433 | 444 |

FY ended March 31, 2003 (millions of yen)

| | Acquisition cost | Accumulated depreciation | Balance |
|---|---|---|---|
| Building | 0 | 0 | 0 |
| Equipments | 770 | 445 | 325 |
| Software | 37 | 29 | 8 |
| Total | 808 | 474 | 334 |

**Securities**

Current fiscal year (from April 1, 2003 to March 31, 2004)

1. Securities with market quotations

Other securities

(Millions of yen, round down)

| | Acquisition value | Book value | Difference |
|---|---|---|---|
| Other securities | 273 | 273 | — |

If the securities' market value decreases by more than 50%, the potential for recovery is regarded zero and reappraisal should be done automatically. If the securities' market value decreases by more than 30% and less than 50%, the decision whether to reappraise or not is made based on the potential for recovery.

2. Other Securities sold during this fiscal year

(Millions of yen, round down)

| Sale value | Total gain on sales of securities | Total loss on sales of securities |
|---|---|---|
| — | — | — |

3. Securities without market quotations

Other securities

(Millions of yen, round down)

| | Book value |
|---|---|
| Unlisted shares (except OTC shares) | 50 |

Previous fiscal year (From April 1, 2002 to March 31, 2003)

1. Securities with market quotations

Other securities

(Millions of yen, round down)

| | Acquisition value | Book value | Difference |
|---|---|---|---|
| Other securities | 400 | 400 | — |

If the securities' market value decreases by more than 50%, reappraisal should be done automatically. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery. We don't have any securities that are subject to reappraisal during the current fiscal year.

2. Other securities sold during previous fiscal year

(Millions of yen, round down)

| Sale value | Total gain of sales of securities | Total loss on sales of securities |
|---|---|---|
| 25 | 9 | 0 |

3. Securities without market quotations

Other securities

(Millions of yen, round down)

| | Book value |
|---|---|
| Unlisted shares (except OTC shares) | 56 |

**Derivative related conditions of arrangement**

| FY ended March 31, 2004<br>(from April 1, 2003 to March 31, 2004) | FY ended March 31, 2003<br>(from April 1, 2002 to March 31, 2003) |
|---|---|
| a. Derivative Arrangement<br>Derivative arrangements are only interest rate swaps.<br>b. Policy for Derivative Arrangement<br>Derivative arrangement is aimed at mitigating risks due to the change in future interest rate, and we will not enter into speculative arrangements.<br>c. Objective of Derivative Arrangement<br>Derivative arrangements are utilized to mitigate the fluctuation risk due to interest rate increase for the interest-bearing debts in the future money market. Hedge accounting based on the derivative arrangement is adopted.<br>Method of Hedge Accounting<br>We have entered into special treatment for interest rate swaps.<br>Hedge Method and Hedge Target | — |

| | |
|---|---|
| Hedge Method: Interest rate swap<br>Hedge Target: debt<br>Hedge Policy<br>We designated the interest rate hedge agreement as hedges for the underlying debt in order to reduce the interest rate risk.<br>Method to Measure Hedge Effectiveness<br>We have omitted the measurement of its effectiveness because the interest rate swap is a special treatment.<br>d. Risks related to the Arrangement<br>We believe that interest rate swaps bear almost no risk due to the change in market interest rate.<br>e. Risk Control Mechanism for the Arrangement<br>Upon approval, treasury department executes and manages the derivative arrangements following the internal rule which specifies transaction authority and transaction limits. | |

**Pension related**

FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004) and FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

N/A

### Tax accounting related

(Round down)

<table>
<tr><th></th><th>FY ended March 31, 2004<br>(from April 1, 2003 to March 31, 2004)</th><th>FY ended March 31, 2003<br>(from April 1, 2002 to March 31, 2003)</th></tr>
<tr><td>Major items determining deferred tax assets</td><td>Deferred Tax Assets (Current assets)<br>(millions of yen, round down)<br>Unrecognized losses on doubtful accounts 38<br>Unrecognized enterprise tax payable 15<br>Amounts exceeding allowable provision to bonus reserve 67<br>Others 12<br>Total 134<br>Evaluation reserve –<br>Total 134<br><br>Deferred Tax Assets (Fixed assets)<br>Excess of software expenses 231<br>Excess of allowance for doubtful account 14<br>Unrecognized appraisal amounts of investment securities 51<br>Allowable deferred losses 37<br>Others 2<br>Total 338<br>Evaluation reserve (42)<br>Total 296</td><td>Deferred Tax Assets (Current assets)<br>(millions of yen, round down)<br>Unrecognized losses on doubtful accounts 70<br>Unrecognized enterprise tax payable 47<br>Amounts exceeding allowable provision to bonus reserve 33<br>Others 10<br>Total 161<br>Evaluation reserve (4)<br>Total 156<br><br>Deferred Tax Assets (Fixed assets)<br>Excess of software expenses 185<br>Allowable deferred losses 34<br>Others –<br>Total 219<br>Evaluation reserve (41)<br>Total 178</td></tr>
<tr><td>Major items that are the principal cause of the difference between the legal corporate tax rate and the effective corporate tax rate after taking into account deferred taxes.</td><td>Legal corporate tax rate 42.0%<br>Entertainment expenses and other items that cannot be expensed 8.6%<br>Local tax on per capita basis 3.5%<br>Corporate tax reduction (12.0%)<br>Prior year adjustment of income tax (13.6%)<br>Prior year corporate tax 0.8%<br>Investment loss on an affiliate allocated for by the equity method (7.2%)<br>Unrealized profit (6.8%)<br>Increase in evaluation reserve 7.0%<br>Others 1.2%<br>Effective corporate tax rate after tax effect accounting adjustments 23.5%</td><td>Legal corporate tax rate 42.0%<br>Entertainment expenses and other items that cannot be expensed 1.5%<br>Decrease in evaluation reserve (29.9%)<br>Others 1.2%<br>Effective corporate tax rate after tax effect accounting adjustments 14.8%</td></tr>
<tr><td>Amount of deferred tax assets revised due to changes in the corporate tax rate.</td><td>――――</td><td>In line to the partial revision of the law on regional taxation, etc. (Fiscal 2003, Regulation No. 9) promulgated on March 31, 2003, the corporate tax rate (only for amounts to be deferred later than March 31, 2003) to be used for calculating deferred tax assets has been changed from 42.0% to 40.0%. As a result, deferred tax assets have been reduced by 8.92 million yen and the deferred income tax adjustment has been reduced by the same amount.</td></tr>
</table>

**Segment information**

1. Business segment information

FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004) and FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

N/A

The principle businesses of the Company and its consolidated subsidiaries are a mobile contents related business including content distribution via mobile phones and PHS and series of technology development of contents/service provider system. A description of these business is omitted here, because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

2. Geographic segment information

FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004) and FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

N/A

Description is omitted, because the amount of domestic sales accounts for more than 90% of consolidated sales.

3. Overseas sales

FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004) and FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

N/A

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

**Transactions with Related Parties**

FY ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

1. Executives and principal individual shareholders

| | Name | Address | Share capital | Outline of business or occupation | Percentage owned by shareholders (%) | Relationship | | Outline of transactions | Amount of transaction in ¥ millions | Items | Outstanding at the end of FY |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | interlocking | Actual relationships | | | | |
| Director | Kazutomo Robert Hori | - | - | President and CEO | 12.11 | - | - | Grant and execution of stock options | - | - | - |
| Director | Tetsuya Sanada | - | - | Executive Vice President and CTO | 0.35 | - | - | Grant and execution of stock options | 11 | - | - |
| Director | Yosuke Iwai | - | - | Executive Vice President | 5.38 | - | - | Grant and execution of stock options | 11 | - | - |
| Director | Kenichiro Nakajima | - | - | Executive Vice President | 1.72 | - | - | Grant and execution of stock options | 11 | - | - |
| Director | Shinichiro Yamashita | - | - | Senior Vice President | - | - | - | Grant and execution of stock options | 11 | - | - |
| Director | Tomosada Yoshikawa | - | - | Senior Vice President | - | - | - | Grant and execution of stock options | 11 | - | - |
| Director | Mikio Inari | - | - | Senior Vice President | - | - | - | Grant and execution of stock options | - | | |

"Amount of transaction" indicates stock option exercised transaction.

FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

1. Executives and principal individual shareholders

| | Name | Address | Share capital | Outline of business or occupation | Percentage owned by shareholders (%) | Relationship | | Outline of transactions | Amount of transaction | Items | Outstanding at the end of FY |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | interlocking | Actual relationships | | | | |
| Director | Kazutomo Robert Hori | - | - | President and CEO | 13.22 | - | - | Grant and exercise of stock options | 176 | - | - |
| Director | Tetsuya Sanada | - | - | Executive Vice President and CTO | 5.63 | - | - | Grant and exercise of stock options | 71 | - | - |
| Director | Yosuke Iwai | - | - | Executive Vice President | 6.02 | - | - | Grant and exercise of stock options | 51 | - | - |
| Director | Kenichiro Nakajima | - | - | Executive Vice President | 3.24 | - | - | Grant and exercise of stock options | 11 | - | - |
| Director | Shinichiro Yamashita | - | - | Senior Vice President | - | - | - | Grant and exercise of stock options | 4 | - | - |
| Director | Tomosada Yoshikawa | - | - | Senior Vice President | - | - | - | Grant and exercise of stock options | 3 | - | - |

"Amount of transaction" indicates stock option exercised transaction.

**(Per Share Data)**

(Round down)

| | FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004) | FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003) |
|---|---|---|
| 1. Shareholders' Equity per Share | 96,716 yen | 81,939 yen |
| 2. Net income per share | 3,080 yen | 17,030 yen |
| 3. Net income per share (diluted) | 3,061 yen | 16,822 yen |
| | ———— | Beginning with the fiscal year under review, Accounting Standards Regarding Net Income Per Share (Financial Accounting Standards for Business Enterprises, No.2) and Opinion Concerning Application of Accounting Standards Regarding Net Income Per Share (Opinion on Applying Financial Accounting Standards for Business Enterprises, No. 4) are being applied to consolidated statements.<br>Hereto, a two-for-one stock split was implemented on November 15, 2002. If these accounting changes and the stock split were applied to the previous fiscal year figures, the per share data for the previous fiscal year would be as follows;<br>Shareholders' equity per share<br>61,595yen<br>Net income per share<br>7,460yen<br>Net income per share (diluted)<br>7,293yen |

Note: The basis for calculating net income per share and net income per share (diluted) are as follows.

| | FY ended March 31, 2004 (from April 1, 2003 to March 31, 2004) | FY ended March 31, 2003 (from April 1, 2002 to March 31, 2003) |
|---|---|---|
| **Net Income Per Share** | | |
| Net income (thousands of yen) | 199,516 | 1,073,016 |
| Amount not related to common stock | – | – |
| Net income related to common stock (thousands of yen) | 199,516 | 1,073,016 |
| Average number of common shares for period (shares) | 64,767 | 63,004 |
| **Net Income Per Share(Diluted)** | | |
| Net income before dilution (thousands of yen) | – | – |
| Additional number of common shares | 394 | 778 |
| (Stock options) | (394) | (778) |
| Outline of residual securities that don't have dilution effect | – | – |

6. <u>Consolidated Financial Statements</u>

## 6-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

| | March 31, 2004 | | March 31,2003 | | Change | |
|---|---|---|---|---|---|---|
| | thousands of yen | % | thousands of yen | % | thousands of yen | % |
| **Assets** | | | | | | |
| **Current Assets:** | | | | | | |
| Cash and cash equivalents | 3,182,036 | | 2,713,947 | | | |
| Bills and accounts receivable | 2,851,467 | | 2,480,990 | | | |
| Inventories | 18,677 | | 55,506 | | | |
| Deferred tax | 134,266 | | 156,735 | | | |
| Others | 155,702 | | 172,765 | | | |
| Allowance for doubtful accounts | (29,577) | | (32,050) | | | |
| Total current assets | 6,312,573 | 74.6 | 5,547,894 | 78.0 | 764,678 | 13.8 |
| **Property and equipment:** | | | | | | |
| Tangible fixed assets: | 288,976 | 3.4 | 123,475 | 1.7 | 165,500 | 134.0 |
| Intangible fixed assets: | | | | | | |
| Software | 492,019 | | 442,524 | | | |
| Software in progress | 42,877 | | 9,253 | | | |
| Conso. adjustment accounts | 28,498 | | — | | | |
| Others | 1,960 | | 1,499 | | | |
| Total intangible assets | 565,356 | 6.7 | 453,277 | 6.4 | 112,078 | 24.7 |
| Investments and Other Assets: | | | | | | |
| Investment securities | 323,333 | | 464,751 | | | |
| Long-term loan | 53,250 | | — | | | |
| Deferred tax | 296,034 | | 178,411 | | | |
| Deposit with landlord | 480,572 | | 315,780 | | | |
| Others | 214,519 | | 30,321 | | | |
| Allowance for doubtful accounts | (69,339) | | — | | | |
| Total investments and other assets | 1,298,370 | 15.3 | 989,264 | 13.9 | 309,106 | 31.3 |
| Total property and equipment | 2,152,703 | 25.4 | 1,566,017 | 22.0 | 586,685 | 37.5 |
| **Total** | 8,465,276 | 100.0 | 7,113,912 | 100.0 | 1,351,364 | 19.0 |

(Unit: Thousands of yen, Round down)

| | March 31, 2004 | | March 31,2003 | | Change | |
|---|---|---|---|---|---|---|
| | thousands of yen | % | thousands of yen | % | thousands of yen | % |
| **Liabilities:** | | | | | | |
| **Current liabilities:** | | | | | | |
| Accounts payable | 733,972 | | 439,859 | | | |
| Short-term debt | 181,384 | | 271,000 | | | |
| Accrued expenses | 340,485 | | 407,152 | | | |
| Accrued income taxes | 137,601 | | 522,300 | | | |
| Accrued consumption taxes | 40,423 | | 93,778 | | | |
| Bonus payment reserve | 166,060 | | 89,591 | | | |
| Others | 64,952 | | 31,317 | | | |
| Total current liabilities | 1,664,879 | 19.7 | 1,854,999 | 26.1 | (190,120) | (10.3) |
| **Long-term liabilities:** | | | | | | |
| Total long-term debt | 94,940 | | — | | | |
| Total liabilities | 94,940 | 1.1 | — | — | 94,940 | — |
| **Total** | 1,759,819 | 20.8 | 1,854,999 | 26.1 | (95,180) | (5.1) |
| **Minority interests:** | | | | | | |
| Minority interests | 158,505 | 1.9 | 54,199 | 0.8 | 104,305 | 192.5 |
| **Shareholders' Equity:** | | | | | | |
| I **Common stock** | 3,156,427 | 37.3 | 2,585,417 | 36.3 | 571,010 | 22.1 |
| II **Additional paid-in capital** | 3,213,123 | 37.9 | 2,642,116 | 37.1 | 571,006 | 21.6 |
| III **Retained earnings** | 177,400 | 2.1 | (22,116) | (0.3) | 199,516 | — |
| IV **Foreign currency transaction adjustment** | — | — | (705) | (0.0) | 705 | — |
| Total shareholders' equity | 6,546,951 | 77.3 | 5,204,712 | 73.1 | 1,342,239 | 25.8 |
| **Total** | 8,465,276 | 100.0 | 7,113,912 | 100.0 | 1,351,364 | 19.0 |

## 6-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

| | 4th Quarter, FY ended March 31, 2004 (From January 1, 2004 To March 31, 2004) | | 4th Quarter, FY ended March 31, 2003 (From January 1, 2003 To March 31, 2003) | | Change | |
|---|---|---|---|---|---|---|
| | thousands of yen | % | thousands of yen | % | thousands of yen | % |
| Net Sales | 3,087,617 | 100.0 | 2,654,849 | 100.0 | 432,768 | 16.3 |
| Cost of Sales | 1,723,560 | 55.8 | 1,252,682 | 47.2 | 470,877 | 37.6 |
| **Gross Profit** | 1,364,057 | 44.2 | 1,402,166 | 52.8 | (38,109) | (2.7) |
| Selling, General and Administrative Expenses | 945,954 | 30.7 | 991,471 | 37.3 | (45,516) | (4.6) |
| **Operating Income** | 418,102 | 13.5 | 410,695 | 15.5 | 7,407 | 1.8 |
| Nonoperating Income | 19,443 | 0.6 | 624 | 0.0 | 18,818 | 3011.2 |
| Nonoperating Expenses | 7,905 | 0.2 | 3,519 | 0.1 | 4,386 | 124.6 |
| **Ordinary Profits** | 429,640 | 13.9 | 407,801 | 15.4 | 21,839 | 5.4 |
| Extraordinary Gain | 89,703 | 2.9 | — | 0.0 | 89,703 | — |
| Extraordinary Loss | 265,170 | 8.6 | 50,152 | 1.9 | 215,018 | 428.7 |
| **Income (Loss) Before Income Taxes and minority Interests** | 254,173 | 8.2 | 357,648 | 13.5 | (103,475) | (28.9) |
| Income Taxes | 118,475 | 3.8 | 158,524 | 6.0 | (40,048) | (25.3) |
| Income Taxes in prior years | 109 | 0.0 | — | — | 109 | — |
| Deferred Taxes | (85,867) | (2.8) | (45,766) | (1.7) | (40,100) | 87.6 |
| Profit (Loss) on minority interests | 17,476 | 0.6 | 32,945 | 1.2 | (15,468) | (47.0) |
| **Net Income (Loss)** | 203,979 | 6.6 | 211,945 | 8.0 | (7,965) | (3.8) |

## Sales by Operation

(Unit: Thousands of yen, Round down)

| | 4th Quarter, FY ended March 31, 2004 (From January 1, 2004 To March 31, 2004) | | 4th Quarter, FY ended March 31, 2003 (From January 1, 2003 To March 31, 2003) | | Change | |
|---|---|---|---|---|---|---|
| | thousands of yen | % | thousands of yen | % | thousands of yen | % |
| Mobile Content Business | 1,933,492 | 62.6 | 1,786,404 | 67.3 | 147,087 | 8.2 |
| Marketing Solution Business | 734,248 | 23.8 | 570,131 | 21.5 | 164,116 | 28.8 |
| International Business | 9,570 | 0.3 | 30,250 | 1.1 | (20,679) | (68.4) |
| Technology-Related Business | 410,306 | 13.3 | 268,062 | 10.1 | 142,244 | 53.1 |
| Total | 3,087,617 | 100.0 | 2,654,849 | 100.0 | 432,768 | 16.3 |

Note) 1. Consumption tax is not included in the sum mentioned above.

2. "Technology-Related Business" is mainly the business of K Laboratory Co., Ltd.

## 6-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

| | 4th Quarter, FY ended March 31, 2004 (From January 1, 2004 To March 31, 2004) | 4th Quarter, FY ended March 31, 2003 (From January 1, 2003 To March 31, 2003) |
|---|---|---|
| | thousands of yen | thousands of yen |
| **Additional paid-in capital:** | | |
| I **Balance at the beginning of period** | 3,208,136 | 2,635,866 |
| II **Increase in additional paid-in capital** | | |
| Increase due to share issuance | 4,987 | 6,249 |
| Additional to legal reserve | 4,987 | 6,249 |
| III **Balance at the end of period** | 3,213,123 | 2,642,116 |
| **Retained earnings:** | | |
| I **Balance at the beginning of period** | (26,579) | (234,061) |
| II **Increase in retained earnings** | | |
| Net income (loss) for the quarter | 203,979 | 211,945 |
| Additional to retained earnings | 203,979 | 211,945 |
| III **Balance at the end of period** | 177,400 | (22,116) |

## 6-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

| | 4th Quarter, FY ended March 31, 2004 (From January 1, 2004 To March 31, 2004) | 4th Quarter, FY ended March 31, 2003 (From January 1, 2003 To March 31, 2003) |
|---|---|---|
| | thousands of yen | thousands of yen |
| **Operating activities:** | | |
| Income before income taxes and minority interest | 254,173 | 357,648 |
| Depreciation and amortization | 86,946 | 79,889 |
| Write-down of consolidation adjustment account | 3,562 | – |
| Increase (decrease) in bonus payment reserve | 73,474 | 67,098 |
| Increase (decrease) in allowance for doubtful accounts | 67,379 | 4,025 |
| Interests and dividend earned | (421) | (197) |
| Interest expenses | 1,172 | 2,590 |
| Equity in net losses of an affiliate | 12,248 | 496 |
| Gain on sale of investment securities | (89,703) | 999 |
| Appraisal loss on investment securities | 126,666 | – |
| Gain on change of equity | 223 | 0 |
| Impairment loss on software | 48,401 | – |
| (Increase) decrease in accounts receivable | (321,862) | (832,786) |
| (Increase) decrease in inventories | 28,937 | 17,027 |
| Increase (decrease) in accounts payable | 215,395 | 26,963 |
| Increase (decrease) in accrued expenses | (116,985) | 51,535 |
| Others | (16,694) | 46,453 |
| Total | 372,913 | (178,254) |
| Interests and dividends received | 1,491 | 671 |
| Interest paid | (1,227) | (2,524) |
| Income tax paid | (2,084) | (53) |
| **Cash flow from operating activities** | 371,092 | (180,161) |
| **Investing activities:** | | |
| Expenditures for property and equipment | (12,088) | (15,658) |
| Expenditures for intangible fixed assets | (73,987) | (43,346) |
| Expenditures for investment securities | – | (400,000) |
| Proceeds from restitution of deposit with landlord | 108,000 | – |
| Expenditures for deposits with landlord | (59,644) | (51,854) |
| Proceeds from restitution of deposit with landlord | 2,075 | – |
| Expenditures for lending | – | (10,000) |
| Others | (1,818) | (21,240) |
| **Cash flow from investing activities** | (37,463) | (542,100) |
| **Financing activities:** | | |
| Proceeds from short-term debt | 27,000 | (150,000) |
| Expenditures for Repayment of short-term debt | (63,900) | (91,500) |
| Proceeds from long-term debt | 140,000 | – |
| Expenditures for repayment of long-term debt | (6,444) | – |
| Expenditures for repayment of long-term amortization payment | – | (10,395) |
| Proceeds from issuance of new shares | 16,040 | 12,500 |
| Proceeds from subscription for stock by minority shareholders | 46,965 | – |
| Others | 1,872 | – |
| **Cash flow from financing activities** | 161,533 | (56,395) |
| **Foreign currency translation adjustment** | (24) | (788) |
| **Net increase in cash and cash equivalents** | 495,139 | (779,445) |
| **Net increase in cash and cash equivalents at the beginning of period** | 2,686,897 | 3,493,393 |
| **Cash and cash equivalents at the end of period** | 3,182,036 | 2,713,947 |

## 7. Stock Information

### 7-1 Authorized Shares

254,076 shares (as of March 31, 2004)

### 7-2 Number of Shares Issued and Outstanding

67,692 shares (as of March 31, 2004)

### 7-3 Fully Diluted Shares

69,401 shares* (as of March 31, 2004)

*Including 1,709 potential shares from unexercised stock options

### 7-4 Number of Shareholders

3,697 (as of March 31, 2004)

### 7-5 Principal Shareholders (as of March 31, 2004)

| Name | Number of shares held | | Investment by CYBIRD in principal shareholder | |
|---|---|---|---|---|
| | shares | % | shares | % |
| Kazutomo Robert Hori | 8,198 | 12.11 | – | – |
| Yosuke Iwai | 3,643 | 5.38 | – | – |
| Omron Corporation | 3,600 | 5.31 | – | – |
| Omron Finance Co., Ltd. | 3,560 | 5.25 | – | – |
| Nippon Television Network Corporation | 2,500 | 3.69 | – | – |
| Raumuzu Co., Ltd. | 2,480 | 3.66 | – | – |
| IMAGICA Corp. | 2,350 | 3.47 | – | – |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 2,007 | 2.96 | – | – |
| Morgan Stanley & Co. Inc. | 1,779 | 2.62 | – | – |
| Japan Trustee Services Bank, Ltd. (Trust Account) | 1,523 | 2.24 | – | – |

### 7-6 Distribution of Shareholders (as of March 31, 2004)

| | Assortment of Shareholders | | | | | | |
|---|---|---|---|---|---|---|---|
| | Government /Local Public Bodies | Financial Institutes | Securities Firms | Other Corporations | Foreign Firms (incl. Individuals) | Individuals / Others | Total |
| Number of Shareholders | 0 | 11 | 5 | 84 | 31 | 3,566 | 3,697 |
| Shares owned (Shares) | 0 | 5,586 | 145 | 18,771 | 9,116 | 34,074 | 67,692 |
| Percentage of shares (%) | 0.00 | 8.25 | 0.21 | 27.73 | 13.46 | 50.33 | 100.00 |

### 7-7 Specified Minority Shareholders' Interest (as of March 31, 2004)

33,048 shares (48.82%)

*10 major shareholders' and directors' interest

### 7-8 Floating Shares (as of March 31, 2004)

15,365 shares (22.69%)

*Interest of shareholders holding less than 50 shares.

**7-9 Shares owned by Investment Trusts** (as of March 31, 2004)

3,988 shares (5.89%)

**7-10 Shares owned by Pension Funds** (as of March 31, 2004)

1,451 shares (2.14%)

**7-11 Shares owned by Directors** (as of March 31, 2004)

13,249 shares (19.57%)

**7-12 Shares Issued and Paid-in Capital** (as of March 31, 2004)

| Date | Numbers of Shares Issued | | Paid-in Capital (Thousands of yen) | | Additional Paid in Capital (Thousands of yen) | | Notes |
|---|---|---|---|---|---|---|---|
| | Change | Balance | Change | Balance | Change | Balance | |
| March 31, 2002 | 18 | 30,698 | 3,000 | 2,408,500 | 3,000 | 2,465,200 | Exercise of Stock Option No. 1<br>Issue Price ¥ 333,334, Capitalization ¥166,667<br>Excess over Par ¥ 166,667 |
| June 30, 2002 (Apr. 1 – Jun. 30) | 881 | 31,579 | 146,833 | 2,555,333 | 146,833 | 2,612,033 | Exercise of Stock Option No. 1<br>Issue Price ¥ 333,334, Capitalization ¥166,667<br>Excess over Par ¥ 166,667 |
| September 30, 2002 (Jul. 1 - Sep. 30) | 61 | 31,640 | 10,166 | 2,565,500 | 10,166 | 2,622,200 | Exercise of Stock Option No. 1 and No. 2<br>Issue Price ¥ 333,334, Capitalization ¥166,667<br>Excess over Par ¥ 166,667 |
| November 15, 2002 | 31,640 | 63,280 | - | 2,565,500 | - | 2,622,200 | Stock split (1:2) |
| December 31, 2002 (Oct. 1 – Dec. 31) | 164 | 63,444 | 13,666 | 2,579,167 | 13,666 | 2,635,866 | Exercise of Stock Option No. 1, No. 2<br>Issue Price ¥166,667, Capitalization ¥83,334<br>Excess over Par ¥ 83,333 |
| March 31, 2003 (Jan. 1 - Mar. 31) | 75 | 63,519 | 6,250 | 2,585,417 | 6,250 | 2,642,116 | Exercise of Stock Option No.1, No.2<br>Issue Price ¥166,667, Capitalization ¥83,334<br>Excess over Par ¥83,333 |
| June 30, 2003 (Apr.1-Jun. 30) | 108 | 63,627 | 9,000 | 2,594,417 | 8,999 | 2,651,116 | Exercise of Stock Option No.1, No.2<br>Issue Price ¥166,667, Capitalization ¥83,334<br>Excess over Par ¥83,333 |
| September 30, 2003 (Jul.1-Sep.30) | 12 | 63,639 | 1,000 | 2,595,417 | 999 | 2,652,116 | Exercise of Stock Option No.1<br>Issue Price ¥166,667, Capitalization ¥83,334<br>Excess over Par ¥83,333 |
| December 18, 2003 | 3,600 | 67,239 | 518,468 | 3,113,885 | 518,464 | 3,170,580 | Third Party Allocation of Shares approved on December 1, 2003 by Board of Directors<br>Issue Price ¥288,037 Capitalization ¥144,019<br>Excess over Par ¥144,018 |
| December 31, 2003 (Oct.1-Dec.31) | 397 | 67,636 | 37,554 | 3,151,440 | 37,554 | 3,208,136 | Exercise of Stock Option No.1, No.2<br>Issue Price ¥166,667, Capitalization ¥83,334<br>Excess over Par ¥83,333<br>Exercise of Stock Option No.3<br>Issue Price ¥224,958. Capitalization ¥112,479<br>Excess over Par ¥112,479 |
| March 31, 2004 (Jan.1-Mar.31) | 56 | 67,692 | 4,987 | 3,156,427 | 4,987 | 3,213,123 | Exercise of Stock Option No.1, No.2<br>Issue Price ¥166,667, Capitalization ¥83,334<br>Excess over Par ¥83,333<br>Exercise of Stock Option No.3<br>Issue Price ¥224,958. Capitalization ¥112,479<br>Excess over Par ¥112,479 |

**7-13 Stock Options (Warrant)**

(1) Stock Option No.1 (Approved on February 22, 2000)

* Grantees and Granted Shares

| | | |
|---|---|---|
| 5 Directors | 193 Shares | |
| 37 Employees | 47 Shares | |
| Total | 240 Shares | (Note 1) |

* Exercise Price ¥ 2,000,000 (Note 2)
* Exercise Period From March 1, 2002 to February 28, 2005

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares

| | | | |
|---|---|---|---|
| 49 Employees | | 126 Shares | |
| Total | | 126 Shares | (Note 3) |
| * Exercise Price | ¥ 666,667 | | (Note 4) |
| * Exercise Period | From September 1, 2002 to August 31, 2005 | | |

(3) Stock Option No.3 (Approved on June 28, 2001)

* Grantees and Granted Shares

| | | | |
|---|---|---|---|
| 8 Directors | | 600 Shares | |
| 46 Employees | | 200 Shares | |
| Total | | 800 Shares | (Note 5) |
| * Exercise Price | ¥ 452,566 | | (Note 6) |
| * Exercise Period | From September 1, 2003 to August 31, 2008 | | |

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares

| | | | |
|---|---|---|---|
| 7 Directors | | 560 Shares | |
| 12 Employees | | 240 Shares | |
| Total | | 800 Shares | |
| * Exercise Price | ¥ 276,334 | | (Note7) |
| * Exercise Period | From September 1, 2004 to August 31, 2008 | | (Note8) |

(Note 1) The number of potential but non-issued shares, as of March 31, 2004, was adjusted to 317 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, and November 15, 2002, the exercise of stock options and the retirement of employees.

(Note 2) The exercise price was adjusted to ¥ 166,667 as a result of the stock splits implemented June 20, 2000, August 24, 2001, and November 15, 2002.

(Note 3) The number of potential but non-issued shares, as of March 31, 2004, was adjusted to 76 shares due to stock splits implemented on August 24, 2001 and November 15, 2002, exercising stock option and the retirement of employees.

(Note 4) The exercise price was adjusted to ¥166,667, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002.

(Note 5) The number of potential but non-issued shares, as of March 31, 2004, was adjusted to 556 shares due to exercising of stock options and the retirement of employees.

(Note 6) The exercise price was adjusted to ¥224,958 as a result of a stock split implemented on November 15, 2002 and a third party allocation of shares approved on December 1, 2003.

(Note 7) The number of potential but non-issued shares, as of March 31, 2004, was adjusted to 760 shares due to the retirement of employees.

(Note 8) The exercise price was adjusted to ¥274,715, as a result of a third party allocation of shares approved on December 1, 2003.

**7-14 Common Stock held in treasury**

N/A

**7-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates**

N/A

## 8. Others

### 8-1 Significant Subsequent Events after the End of the Quarter

N/A

### 8-2 Employees

(as of March 31, 2004)

| | Mobile Contents | Marketing Solution | EC (e-commerce) | International Business | Strategic Technology Planning | Media Develop | Administrative Division (*1) | CYBIRD Total (*2) | K Laboratory |
|---|---|---|---|---|---|---|---|---|---|
| Number of Employees (persons) | 108 | 32 | 6 | 6 | 5 | 28 | 30 | 215 | 98 |
| Change from Previous year(persons)* | 5 | 3 | 1 | (2) | 1 | 28 | 5 | 41 | 26 |
| Average Age | - | - | - | - | - | - | - | 31.7 | 30.1 |
| Average Length of Service (year) | - | - | - | - | - | - | - | 1.9 | 1.5 |

(*1) The Administrative Division includes Legal & Corporate Affairs, Finance, Corporate Planning Department, Public Relations, and Information System Service and Internal Auditing departments.
(*2) This number excludes 1 CYBIRD staff seconded to a subsidiary.

### 8-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

### 8-4 Primary Lender (as of March 31, 2004)

(1) CYBIRD Co., Ltd.

N/A

(2) K Laboratory Co., Ltd. (Unit: Thousands of yen: Round down)

| Lender | Amount |
|---|---|
| The Bank of Tokyo-Mitsubishi Ltd. | 269,652 |
| Total | 269,652 |

(3) GiGAFLOPS Japan Inc. (Unit: Thousands of yen: Round down)

| Lender | Amount |
|---|---|
| The Mizuho Bank Ltd. | 6,672 |
| Total | 6,672 |

### 8-5 Board of Directors and Auditors

(as of March 31, 2004)

| Title | Name | Charge / Principal Occupation |
|---|---|---|
| President and CEO | Kazutomo Robert Hori | |
| Executive Vice President and CTO | Tetsuya Sanada | President & CEO of K Laboratory Co., Ltd. |
| Executive Vice President | Yosuke Iwai | Director of DMOVE Co., Ltd. |
| Executive Vice President | Kenichiro Nakajima | Director of GiGAFLOPS Japan Inc. |
| Senior Vice President | Shin-ichiro Yamashita | General Manager of Mobile Content Division and Legal & Corporate Affairs Department Director of GiGAFLOPS Japan Inc. |
| Senior Vice President | Tomosada Yoshikawa | In charge of Disclosure |
| Senior Vice President | Mikio Inari | General Manager of Marketing Solution Division, In charge of Technology |
| Senior Vice President | Fumio Nagase | President and CEO of IMAGICA Corp. |
| Corporate Auditor (Full Time) | Jun Utsumi | Corporate auditor (part time) of K Laboratory Co., Ltd and GiGAFLOPS Japan Inc. |
| Corporate Auditor | Masahisa Takeyama | Takeyama & Co. |
| Corporate Auditor | Hiroshi Shimizu | Corporate auditor (full time) of K Laboratory Co., Ltd. |

(Note 1) Fumio Nagase meets the requirement of being an outside director as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(Note 2) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Hiroshi Shimizu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Note 3) We changed the directors' responsibilities as follows. The changes became effective on April 1, 2004.

| Name | Former responsibility | New responsibility |
|---|---|---|
| Tomosada Yoshikawa | Executive Vice President | Senior Vice President |
| Tetsuya Sanada | Senior Vice President | Executive Vice President |

## 8-6 Principal Contracts

(1) Contracts with Wireless Network Operators

| Contract Party | Contents of Contracts | Contract Date |
|---|---|---|
| NTT DoCoMo, Inc. | "i-mode® Information Service Provider Contract"<br>CYBIRD provides content services to NTT DoCoMo. | February 17, 1999 |
| | "Subscription Fee Collection Service Contract for i-mode"<br>NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD. | February 17, 1999 |
| Vodafone K.K. | "Content Providing Contract"<br>Basic Contract that defines CYBIRD's provision of contents to Vodafone. | November 29, 1999 |
| | "Contract for Assignment of Credit" (for all companies in Vodafone group)<br>CYBIRD transfer the subscription fee from content subscribers to Vodafone. | January 20, 2000 |
| KDDI CORPORATION | "Information Providing Contract for EZ Internet"<br>Basic Contract, which defines CYBIRD's providing contents to KDDI. | February 1, 2000 |
| E-Plus Service Gmbh & Co. KG (Germany) | "Mobile Portal Agreement"<br>Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG | January 18, 2002 |
| KPN Mobile The Netherlands B.V. (Netherlands) | "Mobile Portal Agreement"<br>Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V. | February 14, 2002 |
| | "Mobile Portal Billing Services Agreement"<br>KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD. | February 14, 2002 |
| BASE N.V/S.A.(Belgium) | "i-mode Corporation Agreement"<br>Agreement on CYBIRD's content services for BASE N.V/S.A. | August 14, 2002 |
| Bouygues Telecom (France) | "i-mode Site(s) Listing Contract"<br>Agreement on CYBIRD's content services for Bouygues Telecom | November 14, 2002 |

(2) Other Contracts (Contract with Co-Development Partner)

| Contract Party | Major Contents of Contracts | Contract Date |
|---|---|---|
| IMAGICA Corp. | "Joint Venture Agreement"<br>Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in. | February 15, 2002 |

## 9. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

### 9-1 Risks Related to Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone Co., Ltd. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

| | 4th Quarter FY ended March, 2003 | 1st Quarter, FY ended March, 2004 | 2nd Quarter, FY ended March, 2004 | 3rd Quarter, FY ended March, 2004 | **4th Quarter, FY ended March, 2004** |
|---|---|---|---|---|---|
| NTT DoCoMo | 40.2% | 43.8% | 40.1% | 42.6% | **39.7%** |
| KDDI | 11.9% | 12.6% | 11.8% | 11.9% | **10.9%** |
| Vodafone | 15.0% | 16.3% | 14.2% | 13.3% | **12.0%** |
| DDI POCKET | 0.1% | 0.1% | 0.1% | 0.0% | **0.0%** |
| Others | 32.8% | 27.2% | 33.9% | 32.3% | **37.4%** |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | **100.0%** |

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore defect in the popular content or change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

### 9-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from the businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse effect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our consolidated subsidiary, K Laboratory Co., Ltd., focus on research and development, and invest priority to the licensing of next generation software platforms that are customized for mobile phones. As the business is still in the investment phase, there is a possibility that we will not be able to recoup our investment due to misjudgment in our trend forecasts and this may have a negative effect on our business.

(4) Risks Related to New Business Start Ups

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. The "OnePush" business being developed by our Media Strategy Business Department since April 2003 is exposed to such inherent risk and it is possible that we will not be able to recoup our investment.

### 9-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

### 9-4 Risks Related to Investments and Financing

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved, there remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of March 31, 2004)

| Company | Location | Industry | Amount Invested (mil. of yen) | Amount Financed (mil. of yen) | CYBIRD's Stake | |
|---|---|---|---|---|---|---|
| | | | | | Shares | % |
| K Laboratory Co., Ltd | Minato-ku, Tokyo | Information Technology | 210 | - | 4,207 | 59.25 |
| DMOVE Co., Ltd. | Shinagawa-ku, Tokyo | Information Technology | 26 | - | 525 | 52.50 |
| Cybird Korea Co., Ltd. | Seoul, Korea | Information Technology | 62 | 70 | 70,000 | 29.17 |
| GiGAFLOPS Japan Inc. | Minato-ku, Tokyo | Information Technology | 80 | - | 1,150 | 100.00 |
| AucSale, Inc. | Chuo-ku, Tokyo | Information Services | 50 | 55 | 12,500 | 19.89 |

We have invested 400 million yen in asset management funds since 4th quarter of fiscal year ended March, 2003. In regards to making investment decisions, we thoroughly consider the portfolio, but it could fall below depending on the market conditions. Effective March 30, 2004, Cybird Korea, Co., Ltd., a company accounted for by the equity method, decided to dissolve itself, and at April 30, 2004 was in the process of liquidation.

### 9-5 Risks Related to Subsidiaries and Affiliate

K Laboratory Co., Ltd. and DMOVE Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

### 9-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

**Envisioned Competitors List**

| Business Field | Company |
|---|---|
| Mobile Content Business | Index Corporation, XING INC., MTI Ltd., GIGA NETWORKS, INC., KONAMI CORPORATION, G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION |
| Marketing Solution / EC Business | MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc. |
| Technology-Related Business | TOSE CO., LTD. |

**9-7 Risks Related to Technological Changes**

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

**9-8 Risks Related to System Failure**

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

**9-9 Risks Related to Callbacks of Defective Handsets**

Callbacks of defective handsets can harm our subscriber growth and lead to cancellations. As a result, our content business income may suffer and may cause a negative impact on our business and its results.

**9-10 Risks Related to Laws and Regulations**

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

**9-11 Risks Related to Market Opening**

Wireless network operators presently administrate official content services to avoid inappropriate content. However, the Ministry of Public Management, Home Affairs, Posts and Telecommunications is requesting that restrictions be lifted and markets be opened up in the areas of 1) portal services, 2) the Internet services provider business, 3) billing services, and 4) user ID (UID). Opening up these markets could detrimentally affect our business performance.

**9-12 Risks Related to Operation**

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, and other senior management staff play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

**9-13 Risk Related to Intellectual Property**

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

**9-14 Risks Related to Lawsuit and Claims**

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

**9-15 Others**

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

■ Contact Information

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6110 FAX: 81-3-5785-9321

HP: www.cybird.co.jp/english/investor/index.html

E-mail: ircontact@cybird.co.jp

**CYBIRD IP Content Services List**

as of March 31, 2004

**Operator: i-mode**

| Genre | Content's Title | Java | Motion Picture | GPS | English | Chakuuta | Subscription Fee | Service-in (mm/dd/yy) | No. |
|---|---|---|---|---|---|---|---|---|---|
| Ringing Tone | CoolSound | 1 | | | | | ·100/·300 | 06/01/00 | |
| | TFM Chakushin Melody | 1 | | | | | ·100/·300 | 12/03/01 | |
| | Keigoc Tsukuro♪ | | | | | | ·200 | 05/07/02 | |
| | SOUL TRAIN | 1 | | | | | ·300 | 10/06/03 | |
| | CoolSound Real | | | | | 1 | ·100/·200/·300 | 02/16/04 | |
| | | 3 | 0 | 0 | 0 | 1 | | | 5 |
| Wallpaper / Screensaver | Cool Screen | 1 | | | | | ·100 | 02/01/00 | |
| | Prinet | | | | | | ·300 | 05/01/00 | |
| | Chaku Kyara! | 1 | | | | | ·100 | 08/01/00 | |
| | Machiuke Tsukuro♪ | 1 | | | | | ·200 | 10/02/00 | |
| | ART☆Graphix α | 1 | | | | | ·200 | 01/26/01 | |
| | Digital Tokoro-san | 1 | | | | | ·200 | 08/05/02 | |
| | Chekira · Thomas etc. | 1 | | | | | ·200 | 12/02/02 | |
| | *STAR WARS* MOBILE | 1 | 1 | | 1 | | ·300 | 12/02/02 | |
| | Sa-para | 1 | | | | | ·300 | 12/16/02 | |
| | Inuyasha | 1 | | | | | ·300 | 03/17/03 | |
| | DETECTIVE CONAN | | | | | | ·200/·0 | 04/21/03 | |
| | Ke-tai Hamtaro.com | | | | | | ·300 | 11/04/03 | |
| | | 9 | 1 | 0 | 1 | 0 | | | 12 |
| Game | Robo☆Robo | 1 | | | | | ·300 | 05/01/00 | |
| | Kensho Puzzler | 1 | | | | | ·300 | 11/06/00 | |
| | @Baka Games! | 1 | | | | | ·300/·0 | 03/04/02 | |
| | EA Sports 2002 FIFA World Cup | 1 | | | | | ·300 | 04/15/02 | |
| | Cybird Style | | | | | | ·0 | 06/17/02 | |
| | Game no Dendoo | 1 | | | | | ·300 | 11/05/02 | |
| | | 5 | 0 | 0 | 0 | 0 | | | 6 |
| Fortune-telling | Kagami Ryuji Renseijutsu (name change) | 1 | | | | | ·200 | 12/01/99 | |
| | Anata no Nedan? | | | | | | ·100 | 08/01/00 | |
| | Hosoki Kazuko | | | | | | ·300 | 10/06/03 | |
| | | 1 | 0 | 0 | 0 | 0 | | | 3 |
| Others | Namiaru? | 1 | 1 | | | | ·300 | 02/22/99 | |
| | Tsuri-King | | | | | | ·300 | 05/01/00 | |
| | Wine-Wine | | | | | | ·300 | 06/01/00 | |
| | TV Panic Game Store | | | | | | ·0 | 02/01/00 | |
| | TOYS"R"US | | | | | | ·0 | 09/01/03 | |
| | CINEMA IMAGICA | | 1 | | | | ·300 | 10/07/02 | |
| | Stardust WEB | 1 | | | | | ·300 | 02/01/00 | |
| | Popteen-net | 1 | | | | | ·190 | 07/03/00 | |
| | Shimizu Chinami and OL iinkai | | | | | | ·200 | 12/02/00 | |
| | Mobile Takarazuka | 1 | | | | | ·300 | 01/22/01 | |
| | Inu-Neko no Jikan | | | | | | ·200 | 01/04/00 | |
| | IT media | 1 | | | | | ·300 | 12/02/02 | |
| | | 5 | 2 | 0 | 0 | 0 | | | 12 |
| Sub Total | | 23 | 3 | 0 | 1 | 1 | | | |
| | | | | | | | | | 38 |

**Operator: EZweb**

| Genre | Content's Title | Java | Motion Picture | GPS | English | Chakuuta | Subscription Fee | Service-in (mm/dd/yy) | No. |
|---|---|---|---|---|---|---|---|---|---|
| Ringing Tone | CoolSound | | | | | | ·315 | 11/01/00 | |
| | TFM Chakushin Melody | | | | | | ·105/·32 ·315/·26 | 10/23/01 | |
| | Comedy Club King | | | | | | ·315 | 11/06/03 | |
| | CoolSound Real | | | | | 1 | ·11/·32/·53/·74/ ·105/·210/·315 | 11/20/03 | |
| | | 0 | 0 | 0 | 0 | 1 | | | 4 |
| Wallpaper / Screensaver | @Chaku Kyara Club | | | | | | ·100/·210 | 02/01/00 | |
| | Prinet | | | | | | ·315 | 09/20/00 | |
| | @Chaku Kyara Benri Tokei | 1 | | | | | ·210 | 07/12/01 | |
| | Chekira · Thomas etc. | | | | | | ·210 | 03/03/03 | |
| | Inuyasha | | | | | | ·315 | 03/19/03 | |
| | *STAR WARS* MOBILE | 1 | 1 | | | | ·315 | 04/03/03 | |
| | DETECTIVE CONAN | | | | | | ·210 | 07/03/03 | |
| | Ke-tai Hamtaro.com | | | | | | ·315 | 11/20/03 | |
| | | 2 | 1 | 0 | 0 | 0 | | | 8 |
| Game | Mini-game ☆ Tengoku! | 1 | | | | | ·315 | 08/16/01 | |
| | Idol to Koisiyo♪ | | 1 | | | | ·315 | 10/11/01 | |
| | Kensho Puzzler | 1 | | | | | ·315 | 12/13/01 | |
| | Robo☆Robo | 1 | | | | | ·315 | 12/19/02 | |
| | | 3 | 1 | 0 | 0 | 0 | | | 4 |
| Fortune-telling | Anata no Nedan? DX | | | | | | ·210/·52 | 07/05/01 | |
| | Super Tarot Uranai | 1 | | | | | ·210 | 07/10/01 | |
| | Super Kyosho Uranai | 1 | | 1 | | | ·210 | 12/12/01 | |
| | Hosoki Kazuko | | | | | | ·315 | 12/04/03 | |
| | | 2 | 0 | 1 | 0 | 0 | | | 4 |
| Others | Tsuri-King | | | | | | ·315 | 09/13/00 | |
| | TV Panic Game Store | | | | | | ·0 | 10/03/00 | |
| | CINEMA IMAGICA | | 1 | | | | ·315 | 12/04/01 | |
| | @AJA | | | | | | ·300 | 02/01/00 | |
| | @AJA Mypage | | | | | | ·210 | 11/15/00 | |
| | @AJA Toukou Paradise | | | | | | ·150 | 12/14/00 | |
| | Cybird Style | | | | | | ·0 | 10/23/02 | |
| | IT media | | | | | | ·315 | 01/16/03 | |
| | Namiaru? | | 1 | | | | ·315 | 03/19/03 | |
| | Mobile Takarazuka | | | | | | ·315 | 08/07/03 | |
| | Inu-Neko no Jikan | | | | | | ·210 | 01/15/04 | |
| | T-SHIRTS To Go | | | | | | ·0 | 01/15/04 | |
| | Saisuta Shop | | | | | | ·0 | 03/18/04 | |
| | | 0 | 2 | 0 | 0 | 0 | | | 13 |
| Sub Total | | 7 | 4 | 1 | 0 | 1 | | | |
| | | | | | | | | | 33 |

**Operator: Vodafone**

| Genre | Content's Title | Java | Motion Picture | GPS | English | Subscription Fee | Service-in (mm/dd/yy) | No. |
|---|---|---|---|---|---|---|---|---|
| Ringing Tone | CoolSound | | | | | ·100/·300 | 12/04/00 | |
| | TFM Chakushin Melody | | | | | ·100/·30 ·300/·25 | 09/03/01 | |
| | Keigoc Tsukuro♪ | | | | | ·200 | 12/03/01 | |
| | | 0 | 0 | 0 | 0 | | | 3 |
| Wallpaper / Screensaver | Chaku Kyara! | | | | | ·100 ·200 | 12/10/99 | |
| | Prinet | | | | | ·300 | 08/01/00 | |
| | Digital Tokoro-san 3D town | 1 | | | | ·200 | 01/15/02 | |
| | Chekira · Thomas etc. | 1 | | | | ·200 | 12/02/02 | |
| | *STAR WARS* MOBILE | 1 | | | 1 | ·300 | 12/02/02 | |
| | 3D Machiuke Johokyoku | 1 | | | | ·200 | 12/01/02 | |
| | Inuyasha | 1 | | | | ·300 | 03/03/03 | |
| | DETECTIVE CONAN | | | | | ·200 | 05/14/03 | |
| | Ke-tai Hamtaro.com | | | | | ·300 | 11/04/03 | |
| | | 5 | 0 | 0 | 1 | | | 9 |
| Game | | | | | | | | |
| | | 0 | 0 | 0 | 0 | | | 0 |
| Fortune-telling | Super Tarot Uranai | | | | | ·200 | 12/10/99 | |
| | Nandemo Shindan | | | | | ·300 | 12/10/99 | |
| | Mademoiselle Ai, Ai no Hoshiuranai | | | | | ·200 | 09/01/00 | |
| | Hosoki Kazuko | | | | | ·300 | 11/12/03 | |
| | | 0 | 0 | 0 | 0 | | | 4 |
| Others | Mobile Takarazuka | | | | | ·300 | 11/01/01 | |
| | Saikyo no Kaigai Joho | | | | | ·300 | 12/10/99 | |
| | Himitsu no Denwacho | | | | | ·0 | 12/10/99 | |
| | @AJA Photo Friends | | | | | ·300 | 09/01/00 | |
| | @AJA Mypage | | | | | ·200 | 09/01/00 | |
| | Tsuri-King | 1 | | | | ·300 | 01/15/03 | |
| | IT media | | | | | ·300 | 03/03/03 | |
| | T-SHIRTS To Go | | | | | ·0 | 10/01/03 | |
| | CINEMA IMAGICA | | | | | ·300 | 12/01/03 | |
| | | 1 | 0 | 0 | 0 | | | 9 |
| Sub Total | | 6 | 0 | 0 | 1 | | | |
| | | | | | | | | 25 |
| Grand Total | | | | | | | | 96 |

JASDAQ

# Results of Operation (Non-Consolidated), Fiscal Year ended March 31, 2004

English translation from the original Japanese-language document

May 25, 2004

| | |
|---|---|
| Company name | : CYBIRD Co., Ltd. |
| Security Exchange | : JASDAQ |
| Code Number | : 4823 |
| Head Office | : Tokyo |
| URL | : http://www.cybird.co.jp/english/investor/index.html |
| Contact Person | : Tomosada Yoshikawa, Executive Vice President<br>Tel 81-3-5785-6110 |
| Date of Approval of Earnings Results by Board of Directors | : May 25, 2004 |
| Date of Ordinary Shareholders' Meeting | : June 29, 2004 |
| Interim Dividend Plan | : Applicable |
| Adoption of Unit Stock System | : Not applicable |

1. Non-Consolidated Results of Operation, Fiscal Year ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) Results of Operation (Round down)

| | Net Sales | Operating Income | Ordinary Income |
|---|---|---|---|
| | Millions of yen (%) | Millions of yen (%) | Millions of yen (%) |
| FY ended March 31, 2004 | 9,491 ( 8.8) | 429 (-65.9) | 449 (-64.3) |
| FY ended March 31, 2003 | 8,721 ( 29.8) | 1,259 ( 98.8) | 1,259 ( 98.0) |

| | Net Income | Earnings per Share | Earnings per Share (Diluted) | ROE | ROA | Ordinary Profit Margin |
|---|---|---|---|---|---|---|
| | Millions of yen (%) | yen | yen | % | % | % |
| FY ended March 31, 2004 | 71 (-93.0) | 1,107.40 | 1,100.69 | 1.2 | 6.0 | 4.7 |
| FY ended March 31, 2003 | 1,029 ( 78.3) | 16,336.88 | 16,137.51 | 22.0 | 20.8 | 14.4 |

Note: 1. Average Number of Shares Issued : FY ended March 31, 2004 64,767 shares
FY ended March 31, 2003 63,004 shares

2. Change in Accounting Method : N/A

3. % in Net Sales, Operating Income, Ordinary Income and Net Income indicates increase/decrease of each item compared with previous fiscal year.

(2) Dividends

| | Annual Dividends per Stock | | | Total Dividends (Annual) | Dividend Payout Ratio | Ratio of Dividend to Shareholders' Equity |
|---|---|---|---|---|---|---|
| | | Interim | Annual | | | |
| | yen | yen | yen | Millions of yen | % | % |
| FY ended March 31, 2004 | 500.00 | - | 500.00 | 33 | 45.2 | 0.5 |
| FY ended March 31, 2003 | - | - | - | - | - | - |

(3) Financial Conditions (Round down)

| | Total Assets | Shareholders' Equity | Equity Ratio | Shareholders' Equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | yen |
| FY ended March 31, 2004 | 7,923 | 6,590 | 83.2 | 97,367.47 |
| FY ended March 31, 2003 | 7,061 | 5,377 | 76.1 | 84,655.90 |

Note: 1. Number of Shares Issued as of the end of Fiscal Year : FY ended March 31, 2004 67,692
: FY ended March 31, 2003 63,519

2. Amount of Treasury Stock as of the End of Fiscal Year : FY ended March 31, 2004 Nil
: FY ended March 31, 2003 Nil

2. Earnings Forecasts for FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005) (Round down)

| | Net Sales | Ordinary Income | Net Income | Dividend per Share (Full Year) | | |
|---|---|---|---|---|---|---|
| | | | | 1H | 2H | |
| | Millions of yen | Millions of yen | Millions of yen | Yen | Yen | Yen |
| FY ended March 31, 2005 | 10,500 | 500 | 300 | - | 500.00 | 500.00 |

Reference: Estimated Earnings per Share (Full Year) 4,431.84yen

The above-mentioned earnings forecasts for FY ending March 31, 2005 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

Translation



File No.82-5139

CYBIRD JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

# News Release

May 25, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

## Notice regarding New Director and Auditor

CYBIRD Co., Ltd. announced that due to the resignation of a director and an auditor, the board of directors decided in a meeting held today to place a resolution on the agenda of the 6th General Shareholders' Meeting to be held on June 29, 2004 to gain the approval of shareholders for the appointment of new ones.

1. Changes in Directors (Effective on June 29, 2004)

Resigning Director:
Mikio Inari, currently with the Strategic Technology Planning Department and in charge of Technology

New Director:
Tatsuya Kato, currently a partner at Globis Capital Partners

Note: The candidate Tatsuya Kato qualifies as an outside director as stipulated in Article 188-2, Paragraph 7-2 of the Commercial Code of Japan.

2. Changes in Auditors (Effective on June 29, 2004)

Resigning Auditor:
Hiroshi Shimizu, currently a corporate auditor (full time) of K Laboratory Co., Ltd.

New Auditor:
Tomomi Yatsu, currently with New Tokyo International, Attorneys at Law

Note. The candidate Tomomi Yatsu qualifies as an outside corporate auditor as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Auditing, etc. of Kanbushiki-gaisha.

Translation

File No.82-5139

CYBIRD

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

# News Release

May 25, 2004


CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)

Representative: Kazutomo Robert Hori
President and CEO

Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110


## Notice regarding Reduction in Additional Paid-In Capital

CYBIRD Co., Ltd. announced that in the board of directors meeting held today, the company decided to place a resolution on the agenda of the 6th General Shareholders' Meeting to be held on June 29, 2004 to gain approval for the reduction in additional paid-in capital in accordance with Article 289, Paragraph 2 of the Commercial Code of Japan. For the purpose of ensuring flexibility in its capital strategies, the company will seek to gain shareholders' approval to reduce its ¥3,213,123,322 in additional paid-in capital by ¥2,424,016,391, an amount exceeding one quarter of its total capital.

1. Purpose of Reduction in Additional Paid-In Capital:
To ensure flexibility in capital strategies

2. Amount of Reduction in Additional Paid-In Capital:
Current amount of ¥3,213,123,322 will be reduced by ¥2,424,016,391 to ¥789,106,931

3. Schedule for Reduction (Planned):

| | |
|---|---|
| (1) Decision by the Board of Directors | Tuesday, May 25, 2004 |
| (2) Resolution approval at General Shareholders' Meeting | Tuesday, June 29, 2004 |
| (3) Effective date of reduction in additional paid-in capital | Tuesday, June 29, 2004 |

Note: The above details are subject to the approval by the 6th General Shareholders' Meeting to be held on June 29, 2004.

Translation

File No.82-5139

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

# News Release

May 25, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

## Notice regarding Resolution to Grant Stock Options

On May 25, 2004, the board of directors of CYBIRD Co., Ltd. approved the submission of a resolution to grant stock options (subscription-rights) based on the Japanese Commercial Code Clause 20 and 21, Article 280, to the 6th general shareholders meeting on June 29, 2004.

1. Purpose of Granting Stock Options

We aim to boost the motivation and commitment of management, employees, and contributors of the Company and associated companies (hereinafter termed "Targeted Group") to achieve better consolidated performance by granting subscription rights for shares in accordance with 2. below.

2. Conditions for Granting Stock Options

(1) Type of shares for which stock options are granted

Not more than 1,600 common shares of CYBIRD Co., Ltd. in total.

(2) Total Number of Options to be Issued

Not more than 1,600 in total.

One option represents the subscription right for one share.

However, if CYBIRD conducts a stock-split or split-down after the options are issued, the number of shares to be issued per option will be adjusted in proportion to the split or split down. Fractions will be rounded down. If the number of shares to be issued per option falls to zero due to the adjustment, no adjustment will be made. Furthermore, if capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the subscription right, the number of shares to be issued per option will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

(3) Issue Price of Stock Options

Gratuitous issuance

(4) Total Amount to Be Paid on Exercise of Options

The total amount is calculated by multiplying the Exercise Price by the number of shares to be issued on exercise of the options.

The Exercise Price of the subscription right granted by this stock option is the average closing price of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD announced by the Japan Securities Dealers Association during the previous month of the date the subscription rights are actually granted, rounding up fractions less than one Japanese yen. However, if the closing price on the day that the options are granted (or in the case of no trading on that day, the closing price on the most recent day on which trading did occur) is higher than the average closing price, then it shall be used as the average closing price.

In the case that the following events occur after the date that the options are granted, the Exercise Price will be adjusted accordingly.

(a) If CYBIRD issues new common stock at a price below market value (other than the execution of convertible bonds, or subscription-rights based on Article 280, Cause 19 of the Japanese Commercial Code before its revision on April 1, 2002) or if it redistributes shares held as treasury stock, the Exercise Price of the subscription right will be adjusted by the following formula, rounding up fractions less than one Japanese yen.

$$\text{Adjusted Exercise Price} = \text{Pre-Adjustment Exercise Price} \times \frac{\text{\# of Outstanding Shares} + \dfrac{\text{\# of New Shares Issued} \times \text{Subscription Price}}{\text{Market Price}}}{\text{\# of Outstanding Shares} + \text{\# of New Shares Issued}}$$

In the above calculation, the "Number of Outstanding Shares" does not include treasury stock of CYBIRD. In the case of the redistribution of shares held as treasury stock, the "No. of New Shares Issued" in this formula must be replaced with "No. of Redistributed Treasury Shares."

(b) In the case of a stock split or split-down, the Exercise Price of the option is adjusted in proportion to the split or split-down, rounding up the fractions less than one Japanese yen.

(c) if capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the Exercise Price, it will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

(5) Exercise Period of Stock Options

From September 1, 2006 to August 31, 2010.

(6) Other Terms and Conditions for Exercise of Stock Options

Stock option holders cannot partially exercise their options.

(7) Cancellation of Stock Options

CYBIRD can cancel unexercised options that it owns without payment at anytime.

(8) Transfer of Stock Options

Transfer of stock options requires the approval of CYBIRD's board of directors.

(end of document)

File No.82-5139

JASDAQ



# Results of Operation (Consolidated), Fiscal Year ended March 31, 2004

English translation from the original Japanese-language document

May 25, 2004

Cybird Co., Ltd.
Security Code: 4823, JASDAQ
(URL: http://www.cybird.co.jp/english/investor/index.html)
Representative: Kazutomo Robert Hori
President and CEO
Contacts: Tomosada Yoshikawa
Executive Vice President

Registered issues
Head office: Tokyo

Tel: +81-3-5785-6110

Date of Approval of Earnings Results by Board of Directors : May 25, 2004
Adoption of US GAAP : N/A

1. Results of Operation, Fiscal Year ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

| | Net Sales | Operating Income | Ordinary Income |
|---|---|---|---|
| | Millions of yen (%) | Millions of yen (%) | Millions of yen (%) |
| FY ended March 31, 2004 | 10,713 ( 15.6) | 594 ( -55.1) | 596 ( -54.7) |
| FY ended March 31, 2003 | 9,271 ( 33.5) | 1,324( 159.8) | 1,316 ( 200.2) |

| | Net Income | Earnings per Share | Earning per Share (Diluted) | ROE | ROA | Ordinary Profit Margin |
|---|---|---|---|---|---|---|
| | Millions of yen (%) | Yen | Yen | % | % | % |
| FY ended March 31, 2004 | 199 ( -81.4) | 3,080.51 | 3,061.85 | 3.4 | 7.7 | 5.6 |
| FY ended March 31, 2003 | 1,073 (134.4) | 17,030.69 | 16,822.85 | 23.9 | 21.5 | 14.2 |

Note: 1. Equity in Losses of Associated Companies — FY ended March 31, 2004: 12 million yen; FY ended March 31, 2003: 2 million yen
2. Average Number of Shares Issued(Consolidated) — FY ended March 31, 2004: 64,767 shares; FY ended March 31, 2003: 63,004 shares
3. Change in Accounting Method — N/A
4. % in Net Sales Operating Income, Ordinary Income and Net Income indicates increase/decrease of each item compared with the previous fiscal year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

| | Total Assets | Shareholder's Equity | Equity Ratio | Shareholder's Equity per Share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| FY ended March 31, 2004 | 8,465 | 6,546 | 77.3 | 96,716.77 |
| FY ended March 31, 2003 | 7,113 | 5,204 | 73.1 | 81,939.46 |

Note: Number of share issued at the term end (Consolidated) — FY ended March 31, 2004: 67,692 shares; FY ended March 31, 2003: 63,519 shares

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

| | Cash Flow from Operating Activities | Cash Flow from Investment Activities | Cash Flow from Financing Activities | Term-end Balance of Cash and Cash Equivalents |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| FY ended March 31, 2004 | 313 | (1,013) | 1,167 | 3,182 |
| FY ended March 31, 2003 | 1,240 | (886) | 298 | 2,713 |

(4) Basis of Consolidation / Equity Method
Number of consolidated subsidiaries : 3
Number of non-consolidated subsidiaries to which equity method is applied : Nil
Number of companies to which equity method is applied : 1

(5) Change in the Scope of Consolidation
Number of consolidated companies — Added: 1 — Excluded: Nil
Number of companies to which equity method is applied — Added: Nil — Excluded: Nil

2. Earnings Forecasts for Fiscal Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

(Unit: millions of yen, round down)

| | Net Sales | Ordinary Income | Net Income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| FY ended March 31, 2005 | 12,500 | 700 | 350 |

Reference: Estimated Earnings per Share (Full Year) 5,170.48 yen

The above-mentioned earnings forecasts for FY ending March 31, 2005 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.